UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited

ACN/ARSN		064 270 006
1.	Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	31/07/2009

The previous notice was given to the company on	24/04/2009

The previous notice was dated	24/04/2009
2.	Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	160,375,671	25.49%	155,069,425	20.79%
3.	Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

				Class and
	Person whose		Consideration	number of
Date of	relevant interest		given in relation	securities	Person’s votes
change	changed	Nature of change (6)	to change (7)	affected	affected
31/07/2009	James Michael O’Dwyer	Dilution from issue of 114,724,259 fully paid ordinary shares pursuant to the completion of a Share Purchase Plan, which was conducted to raise a mimimum of $2,000,000	Nil	155,069,425 fully paid ordinary shares	155,069,425
04/08/2009	James Michael O’Dwyer	Acquisition of ordinary shares by James Michael O’Dwyer pursuant to a Share Purchase Plan completion	$0.02288 per share	437,062 fully paid ordinary shares	437,062
04/08/2009	James Michael O’Dwyer	Acquisition of ordinary shares by O’Dwyer Investments Pty Ltd ACN 010 495 315, pursuant to a Share Purchase Plan completion	$0.02288 per share	437,062 fully paid ordinary shares	437,062
See Annexure ‘A’

4.	Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number of
interest	securities	holder (8)	interest (6)	securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	119,959,061 ordinary shares	119,959,061

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	35,110,364 ordinary shares	35,110,364
5.	Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6.	Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date	06/08/09

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.
(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 4 pages referred to in number 3 of the ASIC Form 604 signed and dated 5 August 2009.

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
04-21-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-21-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	4,900	98,000
04-21-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-21-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	100	2,000
04-23-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.57	5,000	100,000
04-23-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.57	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	2,500	50,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	2,500	50,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	7,500	150,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,000	20,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-27-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
04-28-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	2,000	40,000
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	500	10,000
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	40	800
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000

4

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	10,000	200,000
05-01-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.62	5,000	100,000
05-04-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	2,500	50,000
05-04-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	3,500	70,000
05-04-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	9,000	180,000
05-04-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	5,000	100,000
05-05-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	1,000	20,000
05-06-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,000	20,000
05-06-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
05-07-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	8,000	160,000
05-07-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
05-07-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	5,000	100,000
05-07-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	14,500	290,000
05-07-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	500	10,000
05-08-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.61	2,000	40,000
05-11-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.59	1,000	20,000
05-22-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.74	1,250	25,000
7-15-09	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	99	1,980
Total				170,389	3,407,780

	Person whose				Person’s
Date of	relevant interest	Nature of	Consideration given in	Class and number of	votes
Change	Changed	Change (6)	relation to change (7)	securities affected	affected
					Common
			AUD$	Common Stock	Stock
20-04-09	James Michael O’Dwyer	Market Disposition	$0.033	21,000	21,000
20-04-09	James Michael O’Dwyer	Market Disposition	$0.033	100,000	100,000
20-04-09	James Michael O’Dwyer	Market Disposition	$0.033	200,000	200,000

	Person whose				Person’s
Date of	relevant interest	Nature of	Consideration given in	Class and number of	votes
Change	Changed	Change (6)	relation to change (7)	securities affected	affected
					Common
			AUD$	Common Stock	Stock
20-04-09	James Michael O’Dwyer	Market Disposition	$0.033	150,000	150,000
20-04-09	James Michael O’Dwyer	Market Disposition	$0.033	150,000	150,000
20-04-09	James Michael O’Dwyer	Market Disposition	$0.035	72,590	72,590
21-04-09	James Michael O’Dwyer	Market Disposition	$0.033	133,070	133,070
22-04-09	James Michael O’Dwyer	Market Disposition	$0.033	95,930	95,930
27-04-09	James Michael O’Dwyer	Market Disposition	$0.034	101,894	101,894
30-04-09	James Michael O’Dwyer	Market Disposition	$0.034	48,106	48,106
01-05-09	James Michael O’Dwyer	Market Disposition	$0.035	150,000	150,000
05-05-09	James Michael O’Dwyer	Market Disposition	$0.034	100,000	100,000
05-05-09	James Michael O’Dwyer	Market Disposition	$0.035	500,000	500,000
05-05-09	James Michael O’Dwyer	Market Disposition	$0.035	200,000	200,000
06-05-09	James Michael O’Dwyer	Market Disposition	$0.035	250,000	250,000
08-05-09	James Michael O’Dwyer	Market Disposition	$0.034	129,400	129,400
11-05-09	James Michael O’Dwyer	Market Disposition	$0.030	287,679	287,679
11-05-09	James Michael O’Dwyer	Market Disposition	$0.034	70,600	70,600
12-05-09	James Michael O’Dwyer	Market Disposition	$0.030	12,321	12,321
Total				2,772,590	2,772,590

James Michael O’Dwyer

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Metal Storm Limited

ABN	99 064 270 006
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee John Finniear

Date of last notice	23 June 2009
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N.A.

Date of change	1. 31 July 2009

No. of securities held prior to change	1. 10,000 Ordinary Shares
2. 1,000,000 unquoted options

Class	1. Ordinary Shares
2. Unquoted Options

Number acquired	1. 437,062 Ordinary Shares issued under share placement plan

Number disposed	1. N.A.
2. N.A.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $0.02288 per share

No. of securities held after change	1. Direct 447,062 Ordinary Shares
2. Direct 1,000,000 unquoted options

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Allotted under Share Purchase Plan
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity          Metal Storm Limited
ABN 99 064 270 006
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence James O’Dwyer

Date of last notice	6 September 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	1.	Direct
	2.	Indirect

Nature of indirect interest (including registered holder)	2.	(i) Director and shareholder of Louclaben Pty Ltd
Note: Provide details of the circumstances giving rise to the relevant interest.	2.	(ii) Beneficiary — O’dwyer Superannuation Fund

Date of change	1	September 2006

No. of securities held prior to change	1.	Nil
	2.	(i) (a) 79,622 Fully paid ordinary shares
		(b) 29,777 Convertible notes
		(c) 14,889 Options ex 01/09/2009
		(ii) (a) 101,233 Fully paid ordinary shares
		(b) 37,859 Convertible Notes
		(c) 18,930 Options ex 1/9/2009

Class		(a) Fully paid ordinary shares
		(b) Convertible notes
		(c) Options ex 01/09/2009

+ See chapter for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Number acquired	1.	Direct nil
	2.	Indirect
		(i)	(a) 437,062 ordinary shares
		(ii)	(a) 437,062 ordinary shares

Number disposed	N.A.

Value/Consideration	$0.02288 per share
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	1.	Direct Nil
	2.	(i)	(a) 516,684 Ordinary shares
(b) 29,777 Convertible notes
(c) 14,889 Options ex 01/09/2009
		(ii)	(a) 538,295 Ordinary shares
(b) 37,859 Convertible notes
(c) 18,930 Options ex 1/9/09

Nature of change	Allotted under Share Purchase Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter for defined terms.

Appendix 3Y Page 2	11/3/2002

METAL STORM LIMITED ACN 064 270 006 Change on Notifiable Interest of Terence James O’Dwyer
Brisbane, Australia — 10 August 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
The Notification of Change of Notifiable Interest of Mr Terence James O’Dwyer released to the market on 7 August 2009 contained an error in the date of change. This error has been corrected in the attached amended Change of Director’s Notifiable Interest.
-ends-
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Mr Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3Y
Change of Director’s Interest Notice
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity       Metal Storm Limited
ABN 99 064 270 006
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence James O’Dwyer

Date of last notice	6 September 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	1.	Direct
	2.	Indirect

Nature of indirect interest (including registered holder)	2.	(i) Director and shareholder of Louclaben Pty Ltd
Note: Provide details of the circumstances giving rise to the relevant interest.	2.	(ii) Beneficiary — O’dwyer Superannuation Fund

Date of change	31 July 2009

No. of securities held prior to change	1.	Nil
	2.	(i)	(a) 79,622 Fully paid ordinary shares
			(b) 29,777 Convertible notes
			(c) 14,889 Options ex 01/09/2009
		(ii)	(a) 101,233 Fully paid ordinary shares
			(b) 37,859 Convertible Notes
			(c) 18,930 Options ex 1/9/2009

Class		(a)	Fully paid ordinary shares
		(b)	Convertible notes
		(c)	Options ex 01/09/2009

+ See chapter for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Number acquired	1.	Direct nil
	2.	Indirect
		(i)	(a) 437,062 ordinary shares
		(ii)	(a) 437,062 ordinary shares

Number disposed	N.A.

Value/Consideration	$0.02288 per share
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	1.	Direct Nil
	2.	(i)	(a) 516,684 Ordinary shares
(b) 29,777 Convertible notes
(c) 14,889 Options ex 01/09/2009
		(ii)	(a) 538,295 Ordinary shares
(b) 37,859 Convertible notes
(c) 18,930 Options ex 1/9/09

Nature of change	Allotted under Share Purchase Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
Detail of contract
Nature of interest
Name of registered holder
(if issued securities)
Date of change
No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter for defined terms.

11/3/2002	Appendix 3Y Page 3

Election Booklet
to enable Eligible Note Holders to elect to hold Secured Notes, incorporating a
Prospectus
for the issue of New Options to Eligible Note Holders that elect to hold Secured Notes
The Election period closes at 5.00 pm (AEST) on 18 September 2009
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
You should read this Election Booklet in its entirety before deciding whether to elect to hold Secured Notes and be issued New Options.
If you do not understand any part of this Election Booklet or are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser immediately.
Not for release or distribution in the United States

Important information
This Prospectus is for the offer of options to acquire continuously quoted securities (as defined in the Corporations Act) of the Company and has been prepared in accordance with section 713 of the Corporations Act.
This Prospectus is dated 12 August 2009 and was lodged with ASIC on that date. ASIC takes no responsibility for the contents of this Prospectus.
No New Options will be issued on the basis of this Prospectus after the date which is 13 months after the date of this Prospectus.
You should read this entire Election Booklet carefully before deciding whether to elect to hold Secured Notes and be issued New Options. In particular, you should consider the risk factors that could affect the performance of the Company or the value of an investment in the Company, some of which are outlined in section 5.
The information contained in this Election Booklet is not investment advice and does not take into account your investment objectives, financial situation, tax position and particular needs. Before deciding whether to elect to hold Secured Notes and be issued New Options, you should consider whether they are a suitable investment for you in light of your personal circumstances (including financial and taxation issues) and seek professional guidance.
The New Options will not be quoted on ASX. ASX takes no responsibility for the contents of this Prospectus.
In Papua New Guinea the Registrar of Companies and the PNG Securities Commission take no responsibility for the content of a registered prospectus. No securities may be issued in Papua New Guinea on the basis of a prospectus registered in Papua New Guinea after the expiry date specified in the registered prospectus which must not be later than the date specified in section 59(1)(e) of the PNG Securities Act. That date is nine months after the date of any balance sheet or interim balance sheet (whichever is the later) set out, attached to or referred to in the registered prospectus or, where there is no such balance sheet or interim balance sheet, more than six months after the date of the registered prospectus.
Electronic copy of this Election Booklet
A copy of this Election Booklet and Prospectus will be mailed to Note Holders resident in Australia and the Offer Countries, together with a personalised Election and Application Form.
This Election Booklet and Prospectus has been placed on the Company’s website at www.metalstorm.com for information purposes only. If you access the electronic version of this Election Booklet and Prospectus you should ensure that you download and read the entire Election Booklet and Prospectus. The electronic version of this Election Booklet and Prospectus on the Company’s website does not include an Election and Application Form.
You will only be issued New Options if you elect to hold Secured Notes on the Election and Application Form accompanying this Election Booklet and Prospectus and return the completed form to Computershare Investor Services by 5.00 pm (AEST) on 18 September 2009.
Any references to documents included on the Company’s website are provided for convenience only, and none of the documents or other information on the website is incorporated by reference in this Election Booklet and Prospectus.
Restrictions on the distribution of this Prospectus
This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.
The distribution of this Prospectus (including an electronic copy) outside Australia and the Offer Countries may be restricted by law. If you are a potential investor outside Australia or the Offer Countries and you come into possession of this Prospectus, you should observe such restrictions and should seek your own advice on such restrictions.
No action has been taken to register or qualify the New Options or to otherwise permit a public offering of the New Options in any jurisdiction other than in Australia and the Offer Countries.
In particular, this document may not be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this document have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.
More detail regarding restrictions on the distribution of this Prospectus and limitations on the jurisdictions in which offers under the Prospectus are made, is in sections 1.8 and 1.9.

page i

Continuous disclosure
The Company has been listed on ASX since 8 July 1999. During this time the Company has been subject to disclosure requirements under the Corporations Act and the Listing Rules. Since listing, the Company has provided ASX with information regarding its activities and that information is publicly available. This Election Booklet is intended to be read in conjunction with that publicly available information. Eligible Note Holders should therefore have regard to that publicly available information before making a decision whether to hold Secured Notes and be issued New Options.
Disclaimer
No person is authorised to give any information, or to make any representation, in connection with the issue of New Options that is not contained in this Prospectus. Any information or representation that is not in this Prospectus may not be relied on as having been authorised by the Company, the Directors or any other person in connection with the issue of New Options.
Except as required by law, and only to the extent so required, no person warrants or guarantees the future performance of the Company or any return in relation to a decision made by an Eligible Note Holder pursuant to this Election Booklet.
The forward looking statements in this Prospectus are based on the Company’s current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company and the Directors, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward looking statements in this Prospectus.
This Prospectus details some important factors and risks that could cause the Company’s actual results to differ from the forward looking statements in the Prospectus.
Past price performance of the Shares and Original Notes provides no guidance as to the future price performance of the Shares, Interest Bearing Notes and Secured Notes.
Definitions
Some capitalised words and expressions used in this Election Booklet have defined meanings which are explained in section 7.
A reference to time in this Election Booklet is to the local time in Brisbane, Australia, unless otherwise stated. All financial amounts in this Election Booklet are expressed in Australian dollars, unless otherwise stated.
Questions
If you have any questions about your decision to elect to hold Secured Notes and be issued New Options, you should contact your stockbroker, accountant or other professional adviser.
If you have questions in relation to how to complete the Election and Application Form, please call Computershare Investor Services on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@computershare.com.au.
Privacy
The information about Note Holders included on an Election and Application Form is used for the purposes of processing the Election and Application Form and to administer the Note Holder’s holding of any of the Interest Bearing Notes, Secured Notes and New Options. By submitting an Election and Application Form, each Eligible Note Holder agrees that the Company may use the information provided by the Eligible Note Holder on the form for the purposes set out in this privacy statement and may disclose it for those purposes to Computershare Investor Services and the Company’s related bodies corporate, agents and contractors and third party service providers, including mailing houses and professional advisers, and to ASX and other regulatory authorities.
The Corporations Act requires the Company to include information about each Shareholder, Note Holder and holder of New Options (including name, address and details of the security held) in its public register. The information contained in the Company’s public register must remain there even if that person ceases to be a security holder. Information contained in the Company’s register is also used to facilitate payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company wishes to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.
Under the Privacy Act, you may request access to your personal information held by, or on behalf of, the Company or Computershare Investor Services. A fee may be charged for access. You can request access to your personal information by telephoning or writing to Computershare Investor Services as follows:

page ii

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne, Victoria 8060
Australia
Ph: 1300 552 270 within Australia or +61 3 9415 4000 outside Australia
Email: web.queries@computershare.com.au

page iii

Metal Storm Limited Election Booklet
Contents

Metal Storm Limited Election Booklet
Chairman’s letter
Chairman’s letter
Dear Note Holder
As you would be aware, the Company recently held Note Holder and Shareholder meetings to consider the amendments to the terms of convertible notes that were issued in 2006. All of the resolutions necessary to effect the amendments were passed at those meetings and your notes continue to earn interest and trade on the ASX under the code MSTG.
As mentioned in the Note Holder Booklet, Note Holders now have an opportunity to elect to hold their notes as Secured Notes. As an incentive, you will be issued 5 New Options for every 7 Secured Notes you elect to hold, for no consideration. The New Options can be exercised at any time within three years from their date of issue by paying the exercise price of $0.001 per New Option. The New Options will not be quoted on ASX.
Electing to hold Secured Notes assists the Company by reducing its ongoing interest burden. Harmony Investments, the largest Note Holder, has advised the Company that, in respect of its entire holding, it intends to elect to hold Secured Notes.
Note Holders that elect to hold Secured Notes will not be entitled to interest payments in respect of their Secured Notes from 30 September 2009. However, all Note Holders will be entitled to receive the September quarter interest payment due on 30 September 2009 regardless of whether they make an election to hold Secured Notes.
Capital raising and funding update
On 31 July, the Company completed its Share Purchase Plan, raising $2.6 million. These funds will be used to fund the Company’s operations until a larger capital raising or funding initiative can be finalised.
The Company is continuing to pursue a number of potential opportunities and will inform the market of material events as they occur.
Your important decision
You need to decide whether you wish to hold Secured Notes. Differences between the Interest Bearing Notes and the Secured Notes are set out in section 1.5. If you do not make an Election by the Closing Date of 18 September 2009 you will continue to hold Interest Bearing Notes. This will be your only opportunity to make an Election. Further details about making an Election are provided in section 2.
The Company has issued this Election Booklet to provide you with information about the Election and to make the offer of the New Options. You should therefore read the Election Booklet and other publicly available information carefully before deciding whether to make an Election.
Yours sincerely
Terry O’Dwyer
Chairman

Metal Storm Limited Election Booklet
Timetable
Timetable

Approval of Proposal by Shareholders and Note Holders and Original Notes became Interest Bearing Notes	31 July 2009

Ex Date — Interest Bearing Notes trade without Election rights attached	5 August 2009

Record Date to determine who is an Eligible Note Holder	11 August 2009

Prospectus lodged with ASIC	12 August 2009

Election Booklet sent to Note Holders with a registered address in Australia, New Zealand, the Cayman Islands and Papua New Guinea	14 August 2009

Opening date for Elections to be made	25 August 2009

Closing Date — last date for lodgement of Election and Application Forms	18 September 2009

Interest Bearing Notes suspended from trading to effect Elections	21 September 2009

Interest Record Date for the September quarter 2009 interest payment that will apply to both Interest Bearing Notes and Secured Notes	23 September 2009

Implementation Date — date Interest Bearing Notes become Secured Notes in accordance with Elections. New Options issued	25 September 2009

Despatch of holding statements for Secured Notes and New Options	From 25 September 2009

Interest Bearing Notes released from suspension and normal trading resumes	28 September 2009

If ASX grants quotation, normal trading of Secured Notes expected to commence on ASX	28 September 2009
The Company reserves the right to vary the Timetable without prior notice, including by extending or bringing forward the Closing Date.

Metal Storm Limited Election Booklet
If you wish to hold Secured Notes and be issued New Options, you must complete and return the Election and Application Form by 18 September 2009.
Otherwise, you will continue to hold your Interest Bearing Notes.
Regardless of your decision, all Note Holders on the Interest Record Date will be entitled to receive interest on their Notes for the September quarter 2009.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options
1 The election to hold Secured Notes and the issue of New Options

1.1	Background

Both Note Holders and Shareholders approved resolutions to effect the Proposal on 31 July 2009.

Following these resolutions:
(a)	the deed to amend the Original Terms and Trust Deed, and deeds relating to the creation and enforcement of the Charge, were executed;

(b)	the amendments to the Original Terms and Trust Deed became effective; and

(c)	each Original Note became an Interest Bearing Note.
See schedule 1 for the Amended Terms.

1.2	Election
As foreshadowed in section 2.3 of the Note Holder Booklet, Eligible Note Holders now have the opportunity to elect to hold Secured Notes instead of Interest Bearing Notes.

As an incentive, Eligible Note Holders that elect to hold Secured Notes will be issued 5 New Options for each 7 Secured Notes they elect to hold. Section 1.8 provides further information about who is an Eligible Note Holder.

Ineligible Note Holders cannot make an Election and will continue to hold Interest Bearing Notes.

Eligible Note Holders should carefully consider whether to hold Secured Notes. This will be the only opportunity to elect to hold Secured Notes and be issued New Options, instead of Interest Bearing Notes.

Sections 1.5 and 1.6 provide further information on the Secured Notes and New Options. The terms of the New Options are set out in schedule 2.

Section 6.11 provides details about how you can obtain a copy of the Note Holder Booklet.

1.3	Potential advantages and disadvantages of electing to hold Secured Notes

In deciding whether to make an Election, Eligible Note Holders should consider:
(a)	the potential advantages, disadvantages and risks set out in this Election Booklet;

(b)	what value they attribute to the Secured Notes and the New Options;

(c)	their own personal circumstances; and

(d)	the benefits to the Company from Note Holders holding Secured Notes.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options
Below is a summary of some of the key potential advantages and disadvantages involved in making an Election.

Issue	Potential advantages	Potential disadvantages
Issue of New Options and payment of interest	You will be issued 5 New Options for each 7 Secured Notes you elect to hold. The New Options are exercisable at $0.001 each, significantly below the price that Shares have traded over the last three months. See sections 1.6 and 5.2 and schedule schedule 2 for more information.	The Secured Notes do not bear interest. This means that, after the September quarter 2009 interest payment, holders of Secured Notes will not be entitled to any further interest payments.

You will still receive your September quarter 2009 interest payment. See section 1.4 for more details.

The Company’s interest liability will be reduced, freeing up additional funds for the commercialisation of the Company’s products. See section 4.2 for further information.

The Charge	The moneys payable to holders of Secured Notes are secured by the Charge. This means that the holders of Secured Notes rank ahead of holders of Interest Bearing Notes and unsecured creditors in a winding-up of the Company. It also means that the Trustee can seek to enforce the Charge on behalf of holders of Secured Notes if a default event occurs under the Charge. See section 1.5 and schedule 3 for more information.	The existence of the Charge does not guarantee payment of the Face Value of the Secured Notes. If the Company does not have sufficient funds to pay the Face Value of the Secured Notes on the maturity date (or earlier if a default event occurs under the Charge), the Trustee may exercise its powers under the Charge to satisfy the moneys owing to holders of Secured Notes. Payment of the Face Value of Secured Notes in full or part depends on the value of the Company’s assets able to be sold and the number of Secured Notes on issue after the Trustee enforces the Charge. See section 1.5(a) for further information.

If you do not make an Election your holding of Interest Bearing Notes will rank behind Secured Note holders, including Harmony Investments.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options

Issue	Potential advantages	Potential disadvantages
New Options	You may be able to sell your New Options for value. If you exercise your New Options, you may be able to sell the Shares you are issued for value.	The New Options will not be quoted on ASX. The New Options may not be transferable at the valuation price set out in section 2.3(g), or at all if insufficient liquidity exists in the market for New Options. See section 5.2(b) for further information.

Any Shares issued upon the exercise of New Options may not be transferable at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.

ASX quotation	If the spread requirements are satisfied, the Company will seek quotation of the Secured Notes on ASX. This will improve the ability of holders to sell their Secured Notes. See sections 1.5(d) and 5.2(a) for further information.	If the spread requirements are not satisfied, the Secured Notes will not be able to be quoted on ASX. In this case you may not be able to sell your Secured Notes at an acceptable price, or at all if insufficient liquidity exists in the market for Secured Notes. See sections 1.5(d) and 5.2(a) for further information.

Depending on the number of Eligible Note Holders that elect to hold Secured Notes, the Company may not be able to maintain quotation of the Interest Bearing Notes. If they are not quoted, the Interest Bearing Notes will not be easily transferable.
Depending on your personal circumstances, electing to hold Secured Notes and being issued New Options may have more advantageous taxation consequences than continuing to hold Interest Bearing Notes. You should seek your own taxation advice before deciding whether to make an Election.

1.4	September quarter 2009 interest payment

All Notes will be Interest Bearing Notes up to the Implementation Date. Therefore, all Note Holders on the Interest Record Date, including Note Holders that make an Election, will be entitled to receive the September quarter interest payment due on 30 September 2009. Holders of Secured Notes will not receive interest after 30 September 2009.

1.5	Information on Secured Notes

The terms of the Secured Notes and Interest Bearing Notes are set out in schedule 1.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options
Certain terms of the Secured Notes and Interest Bearing Notes are the same. For example all Notes:
•	have the same Face Value;

•	have the same conversion rate into Shares;

•	have the same maturity date of 1 September 2011; and

•	can be converted into Shares once every quarter by the Note Holder.
However, the Secured Notes differ from Interest Bearing Notes in the following ways:
(a)	The moneys payable to holders of Secured Notes are secured by the Charge and rank ahead of all:
(i)	debts, liabilities or claims with respect to the Interest Bearing Notes; and

(ii)	unsecured creditors of the Company.
This means that holders of Secured Notes have a first priority over the assets of the Company to secure repayment of, among other things, the Face Value of the Secured Notes. Any payments to holders of Secured Notes arising from the Trustee’s exercise of rights under the Charge is subject to:
(iii)	any mandatory payments required by law;

(iv)	the fees of, and expenses incurred by, the Trustee (and any third party engaged by the Trustee) in the exercise of those rights; and

(v)	the rights of any holder of a security interest approved by an ordinary resolution of holders of Secured Notes to rank in priority to or equal with the Charge.
Payment in full or in part of the moneys owing to holders of Secured Notes depends on:
•	whether the value of the Company’s assets able to be sold are sufficient to discharge the payments referred to in paragraphs (iii)-(v) above; and

•	the number of Secured Notes on issue at the time.
Upon a default event under the Charge, the Trustee can (and, upon the instructions of more than 50% of the holders of Secured Notes, must) exercise its powers under the Charge to enforce the interests of holders of the Secured Notes including to:
•	appoint a receiver and manager to the Company and sell its assets; or

•	directly sell the assets of the Company as chargee,
to satisfy the moneys owing to holders of Secured Notes.
Section 5.1(d) and schedule 3 set out the circumstances that constitute default events under the Charge.
(b)	The Secured Notes do not bear interest. Eligible Note Holders that elect to hold Secured Notes will, however, be entitled to be paid the September quarter 2009 interest payment. See section 1.4 for further details.

(c)	Eligible Note Holders that elect to hold Secured Notes will receive a one-off issue of 5 New Options for each 7 Secured Notes they elect to hold, rounded down to the nearest whole number of New Options.

(d)	The Company will seek quotation of the Secured Notes provided the ASX spread requirements can be satisfied.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options
The ASX spread requirements specify that there must be, among other things, at least 50 holders of a marketable parcel of Secured Notes. A marketable parcel is the number of Secured Notes required to be converted into $500 worth of Shares.
If granted quotation, the Secured Notes will trade under a new code, which will be advised by ASX. If they are not quoted, the Secured Notes will not be easily transferable.
Under the Trust Deed, Note Holder resolutions must be passed by the necessary majority of all Note Holders.

After the Notes are divided into Secured Notes and Interest Bearing Notes, resolutions will still have to be passed by all Note Holders. If a particular resolution affects one class of Notes differently from the other, it will also have to be passed by a resolution of the affected class.

Risks specific to holding either Interest Bearing Notes or Secured Notes are set out in sections 5.1 and 5.2 respectively.

1.6	Information on New Options

Each New Option:
(a)	entitles the holder to subscribe for one Share upon exercise of the New Option and payment of an exercise price of $0.001;

(b)	expires three years after its date of issue; and

(c)	will not be quoted on ASX.
It is expected that the New Options will be issued on or about 25 September 2009 and that holding statements for the Secured Notes and New Options will be despatched at this time.

The terms and conditions of the New Options are set out in schedule 2.

1.7	Harmony Investments’ intentions

Harmony Investments is the largest beneficial holder of Interest Bearing Notes, holding 97,902,659 or approximately 66% of the Interest Bearing Notes on issue.

Harmony Investments has advised the Company that, in respect of its entire holding, it intends to elect to hold Secured Notes.

1.8	Who is an Eligible Note Holder?

Only Eligible Note Holders can make an Election.

An Eligible Note Holder is a Note Holder whose address on the register of Interest Bearing Notes is in Australia, New Zealand, the Cayman Islands or Papua New Guinea at 7.00 pm (AEST) on the Record Date. All remaining Note Holders are Ineligible Note Holders.

The Company has decided that Ineligible Note Holders will be unable to make an Election, having regard to:
(a)	the cost of complying with legal and regulatory requirements outside Australia and the Offer Countries for the issue of the New Options to Ineligible Note Holders;

(b)	the number of Ineligible Note Holders; and

(c)	the number and value of:
(i)	Secured Notes that could be held by; and

(ii)	New Options that could be issued to,

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options the Ineligible Note Holders.
Ineligible Note Holders will continue to hold Interest Bearing Notes.

Where the Election Booklet has been despatched to Ineligible Note Holders, the Prospectus is provided for information purposes only.

1.9	Foreign law requirements for the issue of New Options

This section provides further details on the legal and regulatory requirements associated with the issue of New Options.

General restrictions on making offers to Ineligible Note Holders

This Prospectus and accompanying Election and Application Form do not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify the New Options, or to otherwise permit an offering of New Options outside Australia and the Offer Countries. The New Options may not be offered in a jurisdiction outside Australia and the Offer Countries where such an offer is not made in accordance with the laws of that place.

The distribution of this Prospectus in jurisdictions outside Australia and the Offer Countries may be restricted by law and therefore persons who come into possession of this document outside Australia and the Offer Countries should seek advice on and observe any such restrictions. A failure to comply with these restrictions may constitute a violation of applicable securities laws.

It is the responsibility of any Eligible Note Holder to ensure compliance with any laws of the country relevant to their application. Return of a duly completed Election and Application Form will be taken by the Company to constitute a representation that there has been no breach of such laws and that the Eligible Note Holder is physically present in Australia or one of the Offer Countries.

Eligible Note Holders resident outside Australia should consult their professional advisers as to whether, in order to enable them to make an Election, any governmental or other consents are required, or other formalities need to be observed.

New Zealand securities law requirements

This offer to New Zealand investors is a regulated offer made under Australian and New Zealand law. In Australia, this is Chapter 8 of the Corporations Act and regulations. In New Zealand, this is Part 5 of the Securities Act 1978 and the Securities (Mutual Recognition of Securities Offerings — Australia) Regulations 2008.

This offer and the content of the offer document are principally governed by Australian rather than New Zealand law. In the main, the Corporations Act and regulations set out how the offer must be made.

There are differences in how securities are regulated under Australian law. For example, the disclosure of fees for collective investment schemes is different under the Australian regime.

The rights, remedies, and compensation arrangements available to New Zealand investors in Australian securities may differ from the rights, remedies, and compensation arrangements for New Zealand securities.

Both the Australian and New Zealand securities regulators have enforcement responsibilities in relation to this offer. If you need to make a complaint about this offer, please contact the Securities Commission, Wellington, New Zealand. The Australian and New Zealand regulators will work together to settle your complaint.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options
The taxation treatment of Australian securities is not the same as for New Zealand securities.

If you are uncertain about whether this investment is appropriate for you, you should seek the advice of an appropriately qualified financial adviser.

If the securities are able to be traded on a securities market and you wish to trade the securities through that market, you will have to make arrangements for a participant in that market to sell the securities on your behalf. If the securities market does not operate in New Zealand, the way in which the market operates, the regulation of participants in that market, and the information available to you about the securities and trading may differ from securities markets that operate in New Zealand.

Cayman Islands securities law requirements

No invitation may be made to members of the public in the Cayman Islands to subscribe for New Options or Shares.

However, non-resident or exempted companies established in the Cayman Islands may:
•	elect to hold Secured Notes and be issued New Options; and

•	exercise New Options and be issued Shares.
Papua New Guinea securities law requirements

Any New Options to be issued to Papua New Guinea Note Holders that elect to hold Secured Notes will be offered in Papua New Guinea in accordance with the PNG Securities Act.

In advance of any New Options being offered in Papua New Guinea, the Company will pursuant to section 66 of the PNG Securities Act submit the Election Booklet and Prospectus to the Registrar of Companies for registration as a prospectus and obtain such registration.

The Election Booklet and Prospectus will qualify as an “overseas registered prospectus” provided that it complies with section 10 of the PNG Securities Regulation and, as such, it is registrable in Papua New Guinea pursuant to section 66 of the PNG Securities Act.

Section 10 of the PNG Securities Regulation provides that, in addition to the requirements of sections 4, 5 and 6 of that Regulation, an overseas registered prospectus is registrable as a registered prospectus where:
(a)	it complies with the standards, if any, approved by the International Organization of Securities Commissions for cross-border or multi-jurisdictional offerings of securities;

(b)	the issuer of the securities offered in the registered prospectus is incorporated in a country which the PNG Securities Commission has declared by notice in the Papua New Guinea National Gazette to be a country for the purposes of this section; and

(c)	it is in English and where any document referred to in the overseas registered prospectus is wholly or partly in a language other than English, a correct translation thereof in English shall be available for inspection and copying in accordance with section 6.
The PNG Securities Commission may at its discretion determine in writing that, notwithstanding that an offer of securities meets the requirements detailed in (a), (b) and (c) above, an overseas registered prospectus is not registrable as a registered prospectus, and it may require a complete prospectus, concise prospectus or an investment statement to be submitted for registration, in substitution for, or in addition to, the overseas registered prospectus.

Subject to section 94 of the PNG Securities Act, every such determination of the PNG Securities Commission is final and binding.

Metal Storm Limited Election Booklet
Section 1 — The election to hold Secured Notes and the issue of New Options
Once the Election Booklet and Prospectus is registered as a prospectus pursuant to the PNG Securities Act, the New Options may be offered in Papua New Guinea.

United States

The New Options have not been and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States state securities laws.

This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities in the United States

This Prospectus and the accompanying Election and Application Form may not be sent by the Company or its agents to any Note Holder in the United States.

By submitting an Election and Application Form, an Eligible Note Holder will be deemed to have represented, warranted and agreed as follows:
(a)	it understands that the New Options have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the United States or for the account or benefit of, a US person except in accordance with an available exemption from registration;

(b)	it is not:
(i)	in the United States or a US person; and

(ii)	acting for the account or benefit of a person in the United States or a US person;
(c)	it will not offer, sell or resell in the United States or to a US person any New Options:
(i)	as part of their distribution, at any time; or

(ii)	otherwise, until after the expiry of 40 days after the date on which the New Options are allocated; and
(d)	if it is entitled to receive any fees or commissions in connection with any purchase of New Options to which the Election and Application Form relates, it will not, directly or indirectly, pay or re-allow any portion of such fee or commission to any other person.
Until 40 days after the commencement of the offer, an offer or sale of the New Options in the United States or to any US person by any dealer may violate the registration requirements of the US Securities Act.

Metal Storm Limited Election Booklet
Section 2 — Election process
2	Election process
2.1	How do I make an Election?

Before taking any action you should read this Election Booklet in its entirety.

If you are an Eligible Note Holder you may:
(a)	make an Election to hold only Secured Notes;

(b)	make an Election to hold both Secured Notes and Interest Bearing Notes in proportions determined by you, subject to the minimum Election requirements set out in section 2.2; or

(c)	do nothing and continue to hold Interest Bearing Notes.
If you elect to hold any Secured Notes, you will be issued with 5 New Options for each 7 Secured Notes you elect to hold, rounded down to the nearest whole number of New Options.
To make an Election, you must complete the Election and Application Form setting out the number of Secured Notes you wish to hold in accordance with the instructions on the form. Return your completed form in the enclosed reply paid envelope to Computershare Investor Services at:
GPO Box 52
Melbourne, Victoria 8060
Australia
For an Election to be effective, your completed Election and Application Form must be received by Computershare Investor Services no later than 5.00 pm (AEST) on 18 September 2009.

If you wish to continue to hold Interest Bearing Notes, no action is required. You should only complete and return the Election and Application Form if you wish to hold Secured Notes and be issued New Options.

2.2	Minimum Election requirements

Eligible Note Holders who wish to hold both Interest Bearing Notes and Secured Notes must ensure that they:
•	hold at least 7,408 Interest Bearing Notes on the Record Date;

•	elect to hold at least 3,704 of their Notes as Secured Notes; and

•	will hold at least 3,704 Interest Bearing Notes after the Election has been implemented.
Table 2.2 below summarises the alternatives available to Eligible Note Holders based on the number of Notes they hold on the Record Date. If an Eligible Note Holder makes an Election that does not comply with these minimum Election requirements, the Company reserves the right to accept, reject or amend the Election in its absolute discretion.

Metal Storm Limited Election Booklet
Section 2 — Election process
Table 2.2

Holding of Notes on the
Record Date	Alternatives available to Eligible Note Holders
Less than 7,407 Notes	Make an Election to hold only Secured Notes

OR

Do nothing and continue to hold Interest Bearing Notes

7,408 Notes or more	Make an Election to hold only Secured Notes

OR

Elect to hold at least 3,704 Secured Notes, with a balance of at least 3,704 Interest Bearing Notes

OR

Do nothing and continue to hold Interest Bearing Notes
2.3	Taxation consequences of an Election and receipt of New Options

The following comments address the Australian taxation implications of the Election and the receipt of New Options. The comments only deal with the general Australian taxation implications for Eligible Note Holders and do not apply to Eligible Note Holders who are employees of the Company, foreign residents, banks, insurance companies or Note Holders carrying on a business of trading in the Notes. They are based on the laws in force in Australia at the time of issue of the Election Booklet.

You should seek your own independent taxation advice before reaching conclusions as to the possible Australian and, if applicable, foreign taxation consequences of the Election and the acceptance of New Options. Neither the Company, nor any of its officers, nor its taxation or other advisers accept any liability or responsibility in respect of any statements concerning the Australian taxation consequences of the receipt of New Options.
(a)	Election to hold Secured Notes
The Election to hold Secured Notes and the conversion of your Interest Bearing Notes to Secured Notes has no Australian income tax (including capital gains tax) consequences.
(b)	The issue of New Options
The New Options will be treated in the same manner as any other profit or return derived from your investment in the Notes. On being issued New Options you will derive assessable income for Australian income tax purposes of an amount equal to the market value of the New Options (see section 2.3(g) for the Company’s view of the value of the New Options). This amount will be included in your assessable income for the income tax year that the New Options are received by you. The Company will be required to withhold tax at the top marginal rate if you have not provided your tax file number or Australian Business Number to the Company prior to the date on which the New Options are issued.
(c)	Disposal or lapsing of New Options
If you dispose of your New Options, a capital gain will arise if the capital proceeds received from the disposal exceed the market value of the New Options as at the Implementation Date. Individuals, trustees and superannuation funds may be entitled to a CGT discount if they have held the New Options for at least 12 months prior to their disposal. The disposal or lapsing of the New Options will give rise to a capital loss if the capital proceeds received from the disposal or lapsing are less than that market value.

Metal Storm Limited Election Booklet
Section 2 — Election process
(d)	Exercise of New Options
The exercise of the New Options will have no taxation consequences. The Shares acquired as a result of exercising the New Options will have a cost base for capital gains tax purposes equal to the market value of the New Options when they are issued plus the exercise price.
(e)	Stamp duty
No stamp duty will be payable by Note Holders on the grant of the New Options, the Shares acquired as a result of exercising the New Options or the disposal of the New Options or Shares.
(f)	GST
The acquisition of New Options and the acquisition of Shares by exercising New Options, will be classified as “financial supplies” for Australian GST purposes. As such, no GST will apply to the issue of the New Options or to the acquisition of Shares upon the exercise of New Options.
(g)	Valuation of New Options
Using the Black-Scholes valuation model, the Company attributes a value of $0.0281 to each New Option based on the following assumptions:
•	the valuation date is 31 July 2009;

•	a Share price of $0.029, being the closing price of Shares on 31 July 2009;

•	the exercise price of each New Option is $0.001;

•	an interest rate of 4.03% equal to the two year Commonwealth Government treasury bond rate at 30 June 2009 was applied as being an appropriate risk free rate of return;

•	the historical Share price volatility rate is 87.25%; and

•	the New Options expire on 1 September 2011.
The Company considers that the most appropriate date to value the New Options under the Black-Scholes valuation model is the date the Note Holders and Shareholders approved resolutions to effect the Proposal, being 31 July 2009.
The Company provides the valuation of the New Options to assist Note Holders in determining whether to make an Election. The valuation will not be binding on the Australian Taxation Office but represents the Company’s view of the true and fair value of the New Options.
2.4	Questions

If you have any questions about your decision to elect to hold Secured Notes and be issued New Options, do not understand any part of this Election Booklet or are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser immediately.

If you have any other queries concerning the Election and Application Form, please contact Computershare Investor Services on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@computershare.com.au.

Metal Storm Limited Election Booklet
Section 3 — The Company
3	The Company
3.1	Information on the Company

A significant amount of information about the Company and the Proposal is publicly available, including the following documents recently released on ASX’s company announcements platform (accessible from www.asx.com.au):

Date	Announcement description
17/06/2009	Convertible Notes Extension Documentation

22/06/2009	CEO Bulletin

26/06/2009	CEO Bulletin

30/06/2009	Shareholders` Notice of Meeting and Explanatory Statement

31/07/2009	Results of Shareholders’ Meeting — Convertible Notes Extended
Each of these announcements can also be accessed from the Company’s website www.metalstorm.com or by calling the Company on +61 7 3123 4700.

Section 6.12 sets out a complete list of the Company’s ASX announcements from 15 April 2009 to the date of this Election Booklet.

Between the date of this Election Booklet and the Closing Date, the Company may make further announcements. Note Holders should keep themselves informed of the Company’s activities by regularly visiting the Company’s website www.metalstorm.com or, alternatively, ASX’s company announcements platform (accessible from www.asx.com.au).

3.2	Status of Company’s capital raising and funding initiatives

As previously announced, the Company has been pursuing a capital raising and seeking other sources of funding.

The Company continues to pursue a number of potential opportunities and will inform the market of material events as they occur.

3.3	Information on the Quoted Options

On 31 July 2009, Shareholders approved the Company’s proposal to issue Quoted Options to eligible Option Holders.

The Quoted Options will be offered:
•	to Option Holders that hold Existing Options immediately prior to their expiry on 31 August 2009 with a registered address in Australia or New Zealand (and any other country approved by the Directors);

•	on the basis of 1 Quoted Option for every 1 Existing Option held;

•	at an issue price of $0.001; and

•	for the same exercise price as the Existing Options, being $0.15.
A maximum of 176,720,447 Quoted Options will be issued to eligible Option Holders by 30 October 2009.
The Company will seek quotation of the Quoted Options.

Metal Storm Limited Election Booklet
Section 3 — The Company
The Company expects to issue a prospectus to eligible Option Holders in early September 2009 for the offer of the Quoted Options.

Metal Storm Limited Election Booklet
Section 4 — Effect of the Election and the issue of New Options on the Company
4	Effect of the Election and the issue of New Options on the Company
4.1	Effect on the Company’s capital structure

The principal effect of the Election and the issue of New Options will be the issue of up to 102,050,854 New Options.[1] Assuming none of the Notes, Quoted Options or Employee Options are converted to Shares, the number of Shares on issue should remain the same.

As a result of the Election, no new Notes will be issued. It is not possible to determine how many Interest Bearing Notes and Secured Notes there will be until the Election process has been finalised. The table below shows the possible number of Interest Bearing Notes and Secured Notes and the number of New Options to be issued under the following scenarios:
(a)	Scenario 1 — Harmony Investments is the only Eligible Note Holder that elects to hold Secured Notes;

(b)	Scenario 2 — Harmony Investments and half of the remaining Eligible Note Holders elect to hold Secured Notes; and

(c)	Scenario 3 — all Eligible Note Holders elect to hold Secured Notes.

	No. at date of	After Election[1]
Security	Prospectus	Scenario 1	Scenario 2		Scenario 3
Interest Bearing Notes	142,871,195	44,968,536	22,484,268		0
Secured Notes	0	97,902,659	120,386,927		142,871,195
New Options	0	69,930,470	85,990,662		102,050,854
Shares	745,582,288		745,582,288
Existing Options	176,756,604		0
Quoted Options	0		176,754,266	[2]
Employee Options	13,691,250 [2]		13,660,000	[3]

[1]	For the purpose of determining:

•	the maximum number of New Options that could be issued as a result of the Election; and

•	the number of Interest Bearing Notes, Secured Notes and New Options that could be on issue after the Election,

the Company has assumed that all Note Holders will be Eligible Note Holders on the Record Date. The Company does not expect that the number of Notes held by Ineligible Note Holders on the Record Date will have a material effect on the figures set out in the three scenarios above.

[2]	The Existing Options must be exercised by 5.00 pm AEST on 31 August 2009. The Company has obtained Shareholder approval to make a new offer of options to eligible Option Holders of Quoted Options immediately prior to the expiry of Existing Options. See section 3.3 for further information. The number of Existing Options shown in the table is the maximum number of Quoted Options that may be issued pursuant to the Shareholder approval obtained at the meeting on 31 July 2009.

[3]	The Company has Employee Options on issue to current and former Directors, employees and consultants, of which 8,691,250 are currently exercisable. The Employee Options that are currently exercisable have

Metal Storm Limited Election Booklet
Section 4 — Effect of the Election and the issue of New Options on the Company exercise prices ranging from $0.185 to $0.40 per option, and exercise periods which expire from 4 September 2009 to 30 June 2013. In addition, there are 5,000,000 Employee Options exercisable at $0.01 per option expiring on 2 July 2011 which are not currently exercisable because their vesting conditions remain unsatisfied.
4.2	Effect on the Company’s financial position

The Election will have an effect on the Company’s financial position. The extent of the effect is largely dependent on the number of Eligible Note Holders that elect to hold Secured Notes.

This section 4.2 describes the effects of the Election on the basis that the Company continues as a going concern.

Cash Flow

The Election will have a material impact on the Company’s cash flow. Interest payments owing on Notes would be reduced where an election is made to hold Secured Notes. The following table shows the effect on the Company’s cash flow under each of the scenarios outlined above.
Table 4.2.1

Effect on the Company’s cash flows	Scenario 1	Scenario 2	Scenario 3
Reduction in interest payments during 2009 (3 months)	333,137	409,645	486,153
Reduction in interest payments during 2010 (12 months)	1,321,686	1,625,223	1,928,761
Reduction in interest payments during 2011 (8 months)	879,917	1,081,998	1,284,079

Total effect on the Company’s cash flows over 2 years	2,534,740	3,116,866	3,698,993

Metal Storm Limited Election Booklet
Section 4 — Effect of the Election and the issue of New Options on the Company
The potential interest savings to the Company arising from the Proposal and the Election are illustrated in graph 4.2.2 below. Although the first two scenarios summarised in section 4.1 are shown in the graph, scenario 3 has been omitted as no interest would be payable by the Company in that scenario.
Graph 4.2.2
Income Statement
The income statement is affected by both the extension of the maturity date of the Notes approved by Note Holders and Shareholders on 31 July 2009 and the Election.
The extension of the maturity date of the Notes resulted in a net fair value gain to the Company of $1,468,645.1
It is likely that the Election will have an immediate impact on the Company’s income statement as the Election requires the debt and the conversion derivative of the Secured Notes to be recorded at fair value on the Implementation Date. The fair value of the debt and the conversion derivative of the Secured Notes is dependent on, among other things, the price of Shares on that date. Consequently, the extent of the impact of the Election on the income statement cannot be determined until the Implementation Date. Once the effect of the Election is determined, the Company will announce that information on the Company’s website www.metalstorm.com and on ASX’s companies announcements platform (accessible from www.asx.com.au).

1   This figure was a result of a fair value gain on the convertible note debt of $1,940,120 and a fair value loss on the conversion derivative of $471,475.
Balance Sheet
The balance sheet is affected by both the extension of the maturity date of the Notes approved by Note Holders and Shareholders on 31 July 2009 and the Election.
The extension of the maturity date of the Notes reduced the net liabilities of the Company by $1,468,645.2

Metal Storm Limited Election Booklet
Section 4 — Effect of the Election and the issue of New Options on the Company
It is likely that the Election will have a material impact on the Company’s balance sheet.
Accounting standards require the Notes to be marked to fair value in these circumstances. The Secured Notes are likely to have a different fair value to the Interest Bearing Notes, which will affect the balance of interest bearing loans and borrowings in the balance sheet.
The fair value of the Notes is dependent on, among other things, the price of Shares on the Implementation Date.
In addition, the New Options will be valued using the Black-Scholes valuation model and recorded in the balance sheet under reserves. The New Options can only be valued after the price of Shares on the Implementation Date is known.
Consequently, the extent of the impact of the Election on the Company’s balance sheet cannot be determined until the Implementation Date. Once the effect of the Election is determined, the Company will announce that information on the Company’s website www.metalstorm.com and on ASX’s companies announcements platform (accessible from www.asx.com.au).

2   This figure was a result of a $1,940,120 reduction to the carrying value of interest bearing loans and borrowings and a $471,475 increase in the carrying value of the conversion derivative.

Metal Storm Limited Election Booklet
Section 5 — Risk factors
5 Risk factors

Eligible Note Holders should be aware that there are risks associated with holding Notes and/or New Options. These can be categorised as:
•	risks specific to holding Interest Bearing Notes;

•	risks specific to holding Secured Notes and New Options;

•	Company specific risks (those that relate directly to the Company’s business); and

•	general risks (those matters that relate to business in general).
Eligible Note Holders should also give detailed consideration to the assumptions and risks set out elsewhere in this Prospectus before making an Election.

Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many are outside the control of the Company and cannot be mitigated.

The Shares that will be issued upon exercise of the New Options carry no guarantee in respect of profitability, return of capital or the price at which they will trade on ASX.

5.1	Risks specific to holding Interest Bearing Notes
(a)	Financial market conditions
The market price of the Interest Bearing Notes may fluctuate from now until the Closing Date due to factors such as interest rates, general movements in the Australian and international markets, investor sentiment, global and regional economic conditions, movements in the price of the Shares and factors which may affect the Company’s financial performance and position.
(b)	Failure to maintain quotation of Interest Bearing Notes
The Company may not be able to maintain quotation of the Interest Bearing Notes if a large number of Note Holders elect to hold the Secured Notes. If they are not quoted, the Interest Bearing Notes will not be easily transferable.
(c)	Interest Bearing Notes unsecured debt
The Interest Bearing Notes are an unsecured debt obligation of the Company which ranks equally with all other ordinary unsecured creditors of the Company. In any winding-up of the Company, Interest Bearing Note Holders will rank behind secured creditors, including the Secured Note Holders, and any future secured lenders to the Company.
If the Company is wound up, Interest Bearing Note Holders will only have a right to receive repayment of the Face Value and interest after all secured creditors, and any unsecured creditors preferred by law, have been paid in full. In the event of a shortfall of funds on a winding-up of the Company, there is a risk that Interest Bearing Note Holders will not receive full or any repayment of their Face Value or any outstanding amount such as accrued interest.
As the Interest Bearing Notes are a debt security, the obligation to pay the Face Value and accrued interest will rank ahead of any repayment of capital to ordinary shareholders in the event of a winding-up.
(d)	Priority of Secured Notes
The Secured Notes will be a secured debt obligation of the Company which ranks ahead of the Interest Bearing Notes. The Secured Notes will also rank ahead of all unsecured creditors of the Company, excluding unsecured creditors preferred by law. In the event of a default event under the Charge, the Trustee on behalf of the Secured Note Holders can enforce the

Metal Storm Limited Election Booklet
Section 5 — Risk factors
Charge and appoint a receiver to the Company. A summary of the key default events is as follows:
(i)	a failure by the Company to pay interest on the Interest Bearing Notes;

(ii)	a failure by the Company to redeem any Interest Bearing Notes or Secured Notes on the maturity date;

(iii)	the Company ceasing to carry on business; or

(iv)	the Company entering into an arrangement or composition with its creditors.
A complete list of all of the default events under the Charge is set out in schedule 3.
(e)	Interest rate
The interest rate for the Interest Bearing Notes is a fixed rate of 10% per annum. The market for interest rates may be volatile and there is a risk that the general level of interest rates may increase during the period the Interest Bearing Notes are on issue. This may make the interest rate of 10% per annum on the Interest Bearing Notes less attractive when compared to the other rates of return on comparable securities.

5.2	Risks specific to holding Secured Notes and New Options
(a)	Quotation of the Secured Notes
The Secured Notes may not qualify for quotation on ASX if the spread requirements are unable to be satisfied. If they are not quoted, the Secured Notes will not be easily transferable.
If the Secured Notes are able to be quoted on ASX, the market is likely to be less liquid than for the Original Notes prior to 31 July 2009.
The New Options will not be stapled to the Secured Notes. New Options will only be issued to Eligible Note Holders after the Closing Date as an incentive to hold Secured Notes. This may make the Secured Notes less attractive to potential buyers.
Eligible Note Holders who elect to hold Secured Notes may be unable to sell their Secured Notes on market at an acceptable price, or at all if insufficient liquidity exists in the market for Secured Notes.
(b)	Transferability of New Options
New Options will not be easily transferable as they will not be quoted on ASX. The New Options may not be transferable at the valuation price set out in section 2.3(g), or at all if insufficient liquidity exists in the market for New Options.
(c)	Shares issued upon exercise of New Options
Any Shares issued upon the exercise of New Options may not be able to be sold at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.
5.3	Company specific risk factors

Specific risks that may affect the Company and the Notes include the following:
(a)	Risk of failing to raise funds required
As set out in section 3.2, the Company is pursuing a major capital raising and seeking other sources of equity.
The Company’s ability to obtain additional financing will be subject to a number of factors, including market conditions. These factors may render the timing, amount and terms and

Metal Storm Limited Election Booklet
Section 5 — Risk factors
conditions of additional financing unattractive. The Company cannot be certain that it will be able to raise any required funds or capital on favourable terms or at all.
If these funds cannot be raised then the Company may not have sufficient funds to repay the Face Value of the Notes on the extended maturity date of 1 September 2011 or to stay solvent in the meantime.
If the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain sufficient financing to continue to fund its operations, the Company may be required to appoint an administrator.
The Group may not have generated sufficient revenue to repay the Notes by 1 September 2011. If production commences, the Group will have additional cash flow to cover expenses. This may also lead to a favourable effect on the Share price which may encourage Note Holders to convert their Notes into Shares. However, a further re-financing of the Notes or an additional capital raising may be required at that time to repay the Notes.
In addition, the Company may seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources. In particular, developing and commercialising new technology and products to develop its business could require a significant commitment of additional resources that could, in turn, require the Company to obtain additional funding. The Group may also require further funds to pursue regulatory clearances, prosecute and defend its intellectual property rights, develop marketing capabilities and fund operating expenses.
(b)	Uncertainty of market acceptance
The Group plans to develop its technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. It is not yet known whether the technology will be accepted in the market or the rate of any market acceptance. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of the Group’s technology and products, and the technology’s advantages over existing technologies.
Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.
The Company anticipates that its primary customers will be the allied military and law enforcement community particularly the United States. The Company cannot be certain that current levels of defence spending will be maintained or that the Company will win further contracts from potential customers.
(c)	Risk of not being able to meet required standards
The Group’s technology requires further investment, research, development and testing before it will meet the broad standards that military and law enforcement organisations require from products of this nature. The Group cannot be certain it will be able to develop the technology to satisfy these standards or any other regulatory requirements that may be imposed.
(d)	Risk of a catastrophic event involving the technology
Any technology that involves explosive or ballistic functionality presents a risk of catastrophic failure. Any incident of this nature involving the Group’s technology or products could damage the Company’s reputation and marketing ability.
In addition, any accident involving the Group’s products or technology, whether in use by the Group or its customers, and whether being used in the correct manner or not, could damage the Company’s reputation and marketing ability.

Metal Storm Limited Election Booklet
Section 5 — Risk factors
(e)	Risk in research and development programs
Some of the Group’s development programs are undertaken in collaboration with US and Australian government defence agencies or private companies operating in the defence industry.
If the Group is unable to continue these collaborative programs or find partners for future programs, it could have a materially adverse effect on the Group.
Further, if there is a decrease of available funding in respect of such programs, it could have a material adverse effect on the Group.
(f)	Risk of the effect of government regulation
The Group is developing products for sale in the defence and law enforcement industries, which are subject to extensive regulation.
Products to be manufactured using the technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labelling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported.
The Group allocates resources towards monitoring compliance, training, security of goods, reporting and reviewing legislative and other changes to ensure it is complying with the relevant regulations in the jurisdictions in which it operates. Failure to comply with government regulations could result in the Group being unable to sell its products in those jurisdictions.
The Australian government has discretionary powers with regard to certain defence laws and regulations.
The Group conducts its operations under permit or with specific exemption to certain laws and regulations. The withdrawal of these permits or exemptions by regulatory authorities could restrict the Group’s ability to commercialise its technology.
The US or Australian government could choose to exercise powers available to them under export control regulations to control the export of the Group’s technology or products developed. The exercise of such power could have a material adverse effect on the Group.
(g)	Intellectual property protection risk
The Company principally relies upon patents, trade secrets, copyright and contract law to protect its proprietary technology. The protective measures taken by the Company may not be adequate to protect its proprietary technology.
Many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect proprietary rights to the same extent as do laws in Australia, the United States and Patent Co-operation Treaty countries. In addition, the laws of many countries, including Australia and the United States, provide governments with the ability to control or restrict the export of defence-related technologies and products developed from such technologies.
Patent matters involve complex legal and factual questions. Accordingly, the Company cannot predict the availability and breadth of claims sought in relation to patents applied for. Statutory differences in patentable subject matter between countries may limit the protection the Company can obtain for some of its inventions, or prevent it from obtaining patent protection, in some countries.
Additionally, the enforceability of a patent is dependent on a number of factors, which may vary between jurisdictions. These factors may include the novelty of the invention, the

Metal Storm Limited Election Booklet
Section 5 — Risk factors
requirement that the invention not be obvious, the utility of the invention, the extent to which the patent clearly describes the best method of working the invention, and whether the patent’s claims are fairly based on its specification.
The Company has obtained and continues to seek patent protection for its technology.
Furthermore, the Company cannot be certain that patents held by third parties will not prevent the commercialisation of products incorporating its technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of its issued, pending, or future patents.
The Company may need to litigate to enforce patents, or to determine the scope and validity of third party proprietary rights. Although the Company’s insurance arrangements would ordinarily cover the costs of such litigation, it is possible that the Company could incur substantial costs and be diverted from its efforts to commercialise products.
The Company relies on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected, in part, by confidentiality agreements with employees, advisers, consultants and others. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.
(h)	Risk of infringement claims from others
The Company’s commercial success may depend, in part, on its ability to avoid infringing on patents issued to others. The Company could potentially incur substantial costs defending actions or threatened actions alleging patent infringement or improper use of proprietary information by it, and any such claims could divert management resources. If the Company is found to have infringed a third party patent, it could be subject to an injunction preventing exploitation of the patented product or process, and ordered to pay money damages to compensate for, or an account of profits it has gained from, the infringement.
The Company cannot be certain that if it requires licenses for patents held by third parties that they would be made available on terms acceptable to it, if at all. Unavailability could prevent exploitation of the patented product or process.
(i)	Risk of government action on patent applications and patents
The Australian and US governments have powers that could interfere with the Company’s ability to obtain patents or commercialise its technology.
For example, under the provisions of the Patents Act 1990 (Cth), the Commonwealth of Australia has the right to exploit an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement or by a court.
A patent or a patent application may also be acquired by the Commonwealth of Australia. Compensation is determined by agreement or by a court.
Under the US Patent Act, the US government may use an invention described in and covered by a US patent without license of the owner. Where this occurs, the owner’s only remedy is an action against the US government for compensation for the use and manufacture of the invention.
Any such actions in relation to the Company’s patents by the governments of Australia, the United States or other countries could affect its ability to protect and effectively commercialise its technology.

Metal Storm Limited Election Booklet
Section 5 — Risk factors
(j)	Risk of competition and technological changes
The defence industry market is highly competitive and can be subject to significant technological change. Large, well-established defence companies are engaged in research and development and have considerably greater resources than the Company to develop applications for defence technology.
Much of the research being conducted on defence technology is funded principally by government agencies in the United States. The Company competes for government resources allocated to research and development projects.
The defence industry market is characterised by changing technology, evolving industry standards, introductions and enhancements and changing customer demands.
Accordingly, the Company’s success may depend on its ability to adapt to changing technologies and evolving industry standards.
(k)	Risk of product liability exposure
The testing, marketing and sale of the Group’s technology may result in products that are used in situations that may result in serious, permanent bodily injury, or even death, to those involved.
Legal action may be brought against the Group for personal injury, wrongful death, negligent design, dangerous product or inadequate warning.
There can be no assurance that adequate or necessary insurance coverage will be available or will be obtained to limit the Group’s product liability exposure.
(l)	Risk of reliance on third party manufacturers
The Group does not presently have any significant manufacturing capability and may be reliant on entering into satisfactory arrangements with contract manufacturers, which may not be possible.
Similarly the Group may be dependent upon suppliers of parts for its projectile launching systems and teaming partners with whose weapons platforms its systems may be integrated.
(m)	Risk of reliance on Directors, senior management and key personnel
The responsibility of overseeing day to day management and the strategic management of the Company is concentrated amongst a small number of key people including the Directors and senior management. There can be no assurance that there will not be a detrimental impact on the Company’s operations and performance if a number of these key people were to cease their engagement with the Company.
The loss of the services of certain such personnel could have a material adverse effect upon the Company, as the Company may not be able to recruit replacements for the key personnel within a short timeframe.
5.4	General risk factors
(a)	Share market conditions
As the Company is a listed company, the price at which its securities trade will be subject to the numerous influences that may affect both the broad trend in the share market and the share prices of individual companies and sectors. Investors should recognise that the price of Shares (and the Interest Bearing Notes and Secured Notes, if quoted) may fall as well as rise.

Metal Storm Limited Election Booklet
Section 5 — Risk factors
(b)	Economic conditions
Both domestic and world economic conditions may affect the performance of the Company. Relevant factors include financial system stability, the level of inflation, interest and exchange rates, investor sentiment, changes in fiscal, monetary and regulatory policies and sovereign or political risk in each of the regions in which the Company operates.
(c)	Market risk
A number of factors outside the control of the Company may impact significantly on the Company, its performance and the price of its securities, including factors such as domestic and international competition, exchange rate fluctuations and competitive pressures forcing market prices lower.
(d)	Government policies
The Company’s business may be impacted by changes to government policies (including taxation).

Metal Storm Limited Election Booklet
Section 6 — Additional information
6	Additional information

6.1	Terms of Secured Notes

The terms and conditions of the Secured Notes (the Amended Terms) are set out in schedule 1.

6.2	Terms of New Options

The terms and conditions of the New Options are set out in schedule 2.

6.3	Rights attaching to Shares

The following is a summary of the rights attaching to the Shares to be issued upon the exercise of the New Options (and on the conversion of a Note). It is not intended to be exhaustive or to constitute a definitive statement of the rights and liabilities of Shareholders, which can involve complex questions of law arising from an interaction of the Constitution with statutory and common law requirements. Eligible Note Holders who wish to obtain a definitive assessment of the rights and liabilities that attach to Shares in any specific circumstance should seek their own advice.

General meetings

Each Shareholder is entitled to receive notice of, and to attend and, except in certain circumstances, vote at, general meetings of the Company and to receive all notices, financial reports and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or Listing Rules.

Voting rights

Subject to any rights or restrictions for the time being attached to any class of Shares, at a meeting of shareholders, each Shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Act, and has one vote on a show of hands and one vote per Share on a poll.

Dividend rights

The Directors may from time to time determine to distribute the profits of the Company by way of dividends. Subject to the rights and restrictions attaching to a class of shares, dividends are payable on all shares pro rata to the total amount for the time being paid, but not credited as paid, in respect of the shares as a proportion of the total amounts then paid and payable thereon, excluding amounts credited.

The Company has not declared or paid dividends. The Directors are not able to indicate when and if dividends will be paid in the future, as payment of any dividend will depend on future profitability, financial position and cash requirements of the Company.

Transfer of Shares

A Shareholder may transfer Shares by a written transfer or in any manner permitted or required by the Listing Rules or the ASTC Settlement Rules. The Company may refuse to register a transfer where permitted or required by the Listing Rules or the ASTC Settlement Rules.

Rights on winding-up

Subject to the rights of holders of any other securities who have priority on a winding-up, if the Company is wound up (whether voluntarily or otherwise), any surplus will be divided amongst Shareholders in proportion to the amount paid (not credited as paid) on the Shares held by

Metal Storm Limited Election Booklet
Section 6 — Additional information
them. If the Company is wound-up, the liquidator may divide among the Shareholders in specie or in kind, any part of the property of the Company and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the Shareholders as the liquidator thinks fit.

If thought expedient, any division may be otherwise than in accordance with the legal rights of the Shareholders and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in the case any division otherwise than in accordance with the legal rights of the Shareholders is determined, any Shareholder who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Corporations Act relating to the sale or transfer of the Company’s assets by a liquidator in a voluntary winding-up.

Issue of shares

Subject to the Constitution, the Corporations Act and the Listing Rules, the Directors may allot new shares with such terms and conditions as they think fit.

Variation of rights

The Company currently has one class of shares on issue. If the share capital is at any time divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of that class) may, whether or not the Company is being wound up, and subject to the Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

6.4	Legal proceedings

The Company is currently involved in arbitration proceedings in Arlington, Virginia in connection with a dispute arising out of a contract with StarChase LLC. StarChase LLC engaged the Company to act as the lead systems integrator on the commercialization of the patented StarChase vehicle tagging technology.

The contract required the Company to generate a production ready configuration of the StarChase system, and to produce, implement, and provide support for a limited number of systems to be used for operational testing. The Company believes that it successfully met milestones under the contract entitling it to payments by StarChase LLC that have not been remitted. The Company has taken legal advice and the Company believes its prospects of achieving a satisfactory outcome in the arbitration are good.

The Company does not expect that this arbitration will have a material impact on the Company’s financial program or financial position.

6.5	Expenses of the Prospectus

The total expenses of preparing this Prospectus, including legal, accounting, tax, marketing and administrative fees as well as printing, advertising and other expenses relating to this Prospectus, are expected to be approximately $110,000 (excluding GST). These expenses will be borne by the Company.

6.6	Interests of Directors

Except as set out below or elsewhere in this Prospectus, no Director holds, or has at any time during the past two years held, any interest in:
(a)	the formation or promotion of the Company;

Metal Storm Limited Election Booklet
Section 6 — Additional information
(b)	property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of New Options; or

(c)	the offer of New Options.
The table below shows the interests of each Director in securities of the Company as at the date of this Prospectus:

Director name	Shares	Notes	Options
Terry O’Dwyer	1,054,979	67,636	33,819

Trevor Tappenden	Nil	Nil	Nil

John Nicholls	Nil	Nil	Nil

Lee Finniear	447,062	Nil	1,000,000
6.7	ASIC exemption

The Company received from ASIC an exemption under section 741(1)(b) of the Corporations Act dated 7 August 2009 which modifies the Company’s disclosure obligations under section 711 of the Corporations Act.

6.8	Payments or benefits to Directors

No one has paid or agreed to pay any amount or given or agreed to give any benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the offer of the New Options during the past two years.

In addition, no one has paid or agreed to pay any material amount or given or agreed to give any material benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the offer of the New Options during the past five years.

6.9	Interests of advisers

Except as set out below or elsewhere in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, or a promoter, holds, or has at any time during the last two years held, any interest in:
(a)	the formation or promotion of the Company; or

(b)	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of New Options; or

(c)	the offer of New Options.
Except as set out below or elsewhere in this Prospectus, no one has paid or agreed to pay any amount or given or agreed to give any benefit for performing a function in a professional, advisory or other capacity for services provided by that person in connection with the formation or promotion of the Company or the offer of the New Options.
Corrs Chambers Westgarth has acted as legal adviser to the Company in relation to the preparation of the Prospectus. Corrs Chambers Westgarth will receive approximately $90,000 (excluding GST) for its work up to the date of this Prospectus. Further disbursements and amounts may be paid to Corrs Chambers Westgarth in accordance with time-based charges.

Metal Storm Limited Election Booklet
Section 6 — Additional information
6.10	Consents

Written consents to be named in the form and context in which they are named have been given and, at the time of lodgement of this Prospectus with ASIC, have not been withdrawn by the following parties:
•	Corrs Chambers Westgarth as legal adviser to the Company as set out in section 6.9;

•	Harmony Investments in relation to its intentions set out in section 1.7;

•	PricewaterhouseCoopers as auditors of the Company as set out in the corporate directory; and

•	Computershare Investor Services as security registrar for the Company.
Other than as specified above, none of these persons has made any statement that is included in this Prospectus or any statement on which a statement in this Prospectus is based.

6.11	Availability of financial reports and disclosure notices

The Company is a “disclosing entity” under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

These reporting and disclosure obligations require the Company to lodge on ASX’s company announcements platform information about specified events and matters as they arise for the purposes of making that information available to the market. In particular, the Company has an obligation under the Listing Rules (subject to certain limited exceptions) to immediately disclose on the ASX’s company announcements platform any information of which it becomes aware concerning the Company that a reasonable person would expect to have a material effect on the price or value of securities in the Company. All announcements made by the Company are available on the Company’s website www.metalstorm.com or from ASX’s company announcements platform accessible from www.asx.com.au.

The Company is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors’ statement and report and an auditor’s report. These reports are released to ASX’s company announcements platform and published on the Company’s and ASX’s website. Copies of documents that the Company has lodged with ASIC may be obtained from, or inspected at, an ASIC office.

Up to and including the Closing Date, the Company will provide, on request by any person, a copy of the following documents free of charge:
(a)	the last annual financial report lodged with ASIC by the Company on 9 April 2009; and

(b)	any documents lodged by the Company on ASX’s company announcements platform after lodgement of that annual financial report and before the lodgement of this Prospectus with ASIC.
Please call +61 7 3123 4700 if you would like the Company to provide you with a copy of any of these documents.

Section 6.12 sets out a list of announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged.

6.12	ASX announcements since the Company’s last annual financial report

All announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged on 9 April 2009 are listed below. Electronic copies of these announcements are available on the Company’s website www.metalstorm.com and on ASX’s company announcements platform accessible from www.asx.com.au.

Metal Storm Limited Election Booklet
Section 6 — Additional information

Date	Announcement description
15/04/2009	Shares Issued

17/04/2009	Metal Storm achieves endurance firing success

24/04/2009	Change in Substantial Shareholding

28/04/2009	Quarterly Cashflow Report — March 2009 Quarter

30/04/2009	Metal Storm completes First Shoulder Firing of MAUL Shotgun

11/05/2009	Metal Storm Announces Share Purchase Plan

14/05/2009	2009 Annual General Meeting Addresses

14/05/2009	2009 Annual General Meeting Resolutions

15/05/2009	CEO Annual General Meeting Presentation PowerPoint

20/05/2009	Metal Storm Launches New MAUL Weapon

27/05/2009	Metal Storm Demonstrates Weapons to US Military

28/05/2009	Metal Storm Completes MAUL Weapon Demonstration

11/06/2009	Convertible Notes Interest June 2009 Quarter

15/06/2009	Notice Regarding Share Purchase Plan

15/06/2009	Share Purchase Plan Documentation

17/06/2009	Convertible Notes Extension Documentation

22/06/2009	CEO Bulletin

23/06/2009	Appendix 3X — Dr Lee Finniear

23/06/2009	Appendix 3Y — Dr Lee Finniear

26/06/2009	Share Purchase Plan Update

26/06/2009	CEO Bulletin

29/06/2009	Metal Storm 3GL Assault Rifle Firing Video Released

30/06/2009	Share Purchase Plan Update

30/06/2009	Shareholders` Notice of Meeting and Explanatory Statement

1/07/2009	Awarded Directional Fragmentation and Advanced Fuzing Project

6/07/2009	Share Purchase Plan Completion

6/07/2009	Appendix 3B

16/07/2009	Form 20F as filed with SEC 15 July 2009

31/07/2009	Trading Halt

31/07/2009	Appendix 4C — Quarterly

31/07/2009	Resolution Overwhelmingly Passed at Convertible Note Holders Meeting

31/07/2009	Appendix 3B

31/07/2009	Amended Convertible Notes Trust Deed

31/07/2009	Amended Convertible Note Terms

31/07/2009	Results of Shareholders’ Meeting — Convertible Notes Extended

31/07/2009	Share Purchase Plan Issue Price

31/07/2009	Amended Share Purchase Plan Issue Price

Metal Storm Limited Election Booklet
Section 6 — Additional information

Date	Announcement description
6/08/2009	Change in Substantial Shareholding

7/08/2009	Change of Director’s Interest Notice

7/08/2009	Change of Director’s Interest Notice

10/08/2009	Amended Change of Director’s Notifiable Interest — TJ O’Dwyer
6.13	Directors’ consent and authorisation

Each Director has authorised and consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent prior to its lodgement with ASIC.

Metal Storm Limited Election Booklet
Section 7 — Definitions
7 Definitions
In this Prospectus, the following terms have the meanings below unless the context otherwise requires:

Amended Terms	the terms set out in schedule 1

ASIC	Australian Securities and Investments Commission

ASTC Settlement Rules	the operating rules of the ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532, currently known as the ASTC Settlement Rules, as amended or replaced from time to time

ASX	ASX Limited ACN 008 624 691 or, where the context requires, the securities exchange it operates

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes, executed on or about 31 July 2009

Closing Date	the date set out in the Timetable

Company	Metal Storm Limited ABN 99 064 270 006

Computershare Investor Services	Computershare Investor Services Pty Limited ACN 078 279 277, the security registrar for the Company

Constitution	the constitution of the Company

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Election	an election by an Eligible Note Holder to hold Secured Notes

Election and Application Form	the form accompanying this Prospectus for Eligible Note Holders to use to make an Election

Eligible Note Holder	a Note Holder as at 7pm (Brisbane time) on the Record Date who is not an Ineligible Note Holder

Employee Options	options to subscribe for Shares, other than the Existing Options or the Quoted Options

Existing Options	the quoted options which expire on 31 August 2009 with an exercise price of $0.15, issued on or about 1 September 2006

Face Value	$0.135 per Note

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc.

GST	Goods and Services Tax

Harmony Investments	Harmony Investment Fund Limited

Implementation Date	the date that:

• Interest Bearing Notes become Secured Notes in accordance with Elections; and

• New Options are issued,

as set out in the Timetable

Ineligible Note Holder	a Note Holder with an address in the register of Interest Bearing Notes outside Australia or the Offer Countries

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Section 7 — Definitions

Interest Bearing Notes	Notes which bear interest which are convertible into Shares and with the rights set out in the Amended Terms

Interest Record Date	the date set out in the Timetable to determine the Note Holders that are entitled to the September quarter 2009 interest payable on Notes in accordance with the Amended Terms

Listing Rules	the official listing rules of ASX, as amended or waived by ASX from time to time

New Options	options issued on the terms and conditions set out in schedule 2

Note Holders	persons whose names are entered in the register of Secured Notes or Interest Bearing Notes, as the context requires, maintained by or on behalf of Company

Note Holder Booklet	the notice of meeting of Note Holders and explanatory statement despatched to Note Holders on 17 June 2009 convening the meeting of Note Holders on 31 July 2009 to approve the Proposal

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Offer Countries	New Zealand, the Cayman Islands and Papua New Guinea

Option Holders	persons whose names are entered in the register of Existing Options maintained by or on behalf of the Company

Original Notes	the unsecured notes convertible into Shares, issued pursuant to the Trust Deed on or about 1 September 2006

Original Terms	terms which governed the Original Notes

PNG Securities Act	Securities Act 1997 (Papua New Guinea)

PNG Securities Commission	the Securities Commission of Papua New Guinea

PNG Securities Regulation	Securities Regulation 1999 (Papua New Guinea)

Privacy Act	Privacy Act 1988 (Cth)

Proposal	the proposal to:

• amend the Original Terms;

• make various consequential amendments to the Trust Deed;

• create the Charge; and

• procure the entry by the Trustee into deeds relating to the creation and enforcement of the Charge

Quoted Options	options to be issued to Option Holders, exercisable at $0.15 and expiring on 1 September 2011

Record Date	the date set out in the Timetable

Secured Notes	Notes which are secured by the Charge, which are convertible into Shares and with the rights set out in schedule 1

Shareholder	a holder of Shares

Shares	fully paid ordinary shares in the capital of the Company

Timetable	the timetable set out on page 3

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Section 7 — Definitions

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee (as amended)

Trustee	ANZ Trustees Limited ABN 33 006 132 332 (formerly known as ANZ Executors & Trustee Company Limited)

US or United States	United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US person	the meaning given in Regulation S under the US Securities Act

US Securities Act	the United States Securities Act of 1933, as amended

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
Schedule 1
Amended Terms
1	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context otherwise requires:

Assets has the meaning given to that term in the Trust Deed.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 and, where the case requires, includes an agent appointed by ASTC.

ASTC Settlement Rules means the operating rules of the ASTC, currently known as the ASTC Settlement Rules, as amended or replaced from time to time.

ASX means ASX Limited ACN 008 624 691 (or any successor body) and, where the context requires, the securities exchange it operates.

Authorisations includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarization, certificate, permission, licence, approval, direction, declaration, authority, or exemption from, by or with any government or any Governmental Agency.

Business Day means a Trading Day as defined in the Listing Rules.

Company means Metal Storm Limited ACN 064 270 006.

Conversion Date means the date a Conversion Notice is given or deemed to be given in accordance with clause 7.

Conversion Notice means a written notice from a Note Holder that it requires the Company to convert the number of Notes specified in the notice into Shares, in substantially the form set out in schedule 1.

Conversion Price means the price determined in accordance with clause 7(d).

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Default Event means each of the events set out in clause 10.1 of the Trust Deed.

Directors means the directors of the Company holding office from time to time.

Face Value means the face value of a Note as set out in clause 3.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any corporation or body corporate wholly or majority owned by any government or governmental agency and any self-regulatory organisation established under statute or any stock exchange.

Interest Rate means a rate of 10% per annum.

Issue Date means 1 September 2006.

Legal Personal Representative includes:
(a)	in respect of a person who is not a natural person, any receiver, liquidator, administrator or controller of that person; and

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
(b)	in respect of a natural person, any executor or administrator of that person’s estate.
Listing Rules means the official listing rules of ASX and any other rules of ASX which are applicable while any Notes are quoted by ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
Maturity Date means 1 September 2011.
Notes means the Secured Notes and the Interest Bearing Notes, or either class, or any of them, as the context requires.
Note Holder means, in relation to any of the Notes, the person registered in the Register as the holder of those Notes.
Offer Document means a document issued by the Company which contains an offer by the Company for the issue of Notes and includes any disclosure document or supplementary or replacement disclosure document issued under the Corporations Act.
Outstanding Moneys has the meaning given to that term in the Trust Deed.
Payment Date means the last day of each Quarter with the final Payment Date in relation to a Note being the Maturity Date.
Proper ASTC Transfer has the meaning given in the Corporations Regulations.
Quarter means each of the following periods:
(a)	the period from the Issue Date to 30 September 2006; and

(b)	each subsequent period of 3 months ending on 31 March, 30 June, 30 September and 31 December in each year.
Register means the register of Notes kept under these Terms.
Secured Notes means notes which are:
(a)	secured by a fixed and floating charge over all of the Assets of the Company;

(b)	created under these Terms; and

(c)	with the rights set out in clause 4(b),
or, as the context requires, a specified number of them.
Share means a fully paid ordinary share in the capital of the Company.
Takeover Event means:
(a)	a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Shares; and:
(i)	the offer is or becomes, unconditional; and

(ii)	the bidder has a relevant interest in more than 50% of the Shares on issue; or
(b)	the Company lodges with the Australian Securities and Investments Commission a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Shares that will be on issue after the scheme is implemented, and the scheme is approved by the court.
Takeover Notice means a notice in such form as the Directors approve issued by the Company to a Note Holder stating that a Takeover Event has occurred.
Tax means any income tax, capital gains tax, recoupment tax, land tax, sales tax, payroll tax, fringe benefit tax, group tax, withholding tax, municipal rates, stamp duties and other charges, levies and impositions,

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
assessed or charged, or assessable or chargeable, by or payable to any governmental taxation or excise authority and includes any additional tax, interest, penalty, charge, fee or other amount imposed or made on or in relation to a failure to file a relevant return or to pay a relevant tax.
Terms means the terms of issue of the Notes as set out in this document.
Trust Deed means the Convertible Notes Trust Deed in respect of the Metal Storm Convertible Notes Trust between the Company and ANZ Trustees Limited ACN 006 132 332 dated 11 July 2006 as amended from time to time.
Interest Bearing Notes means notes which are:
(a)	unsecured;

(b)	created under these Terms; and

(c)	with the rights set out in clause 4(a),
or, as the context requires, a specified number of them.

VWAP means the arithmetic average of the volume weighted average sale price of Shares sold on ASX and calculated in the manner prescribed in schedule 2 including those transactions which have codes marked as “Included” in schedule 2 but excluding transactions which have codes marked as “Excluded” in schedule 2.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context otherwise requires.
(a)	The singular includes the plural and vice versa.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause or schedule is a reference to a clause of, or a schedule to, these Terms.

(f)	A reference to these Terms includes the Offer Document, the terms of which form part of these Terms.

(g)	A reference to an agreement or document (including a reference to these Terms) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by these Terms or that other agreement or document.

(h)	A reference to a party to these Terms or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s Legal Personal Representatives).

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to an agreement includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(k)	A reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions.

(m)	A reference to dollars or $ is a reference to Australian dollars.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
2	Background
(a)	On 1 September 2006, the Company issued unsecured convertible notes to existing shareholders and the underwriter of the issue pursuant to a prospectus dated July 2006.

(b)	The notes issued on 1 September 2006 were quoted on ASX under the code “MSTG”.

(c)	The notes issued on 1 September 2006 were, pursuant to a resolution of Note Holders on 31 July 2009, divided into two classes:
(i)	Secured Notes; and

(ii)	Interest Bearing Notes.
3	General terms of issue of Notes

Each Note:
(a)	will have a face value of $0.135;

(b)	must be paid for in full on application; and

(c)	is convertible into Shares in the manner and at the times provided by clause 7.
4	Status
(a)	The Interest Bearing Notes are unsecured obligations of the Company:
(i)	ranking in all respects behind all debts, liabilities or claims with respect to the Secured Notes or other secured creditors;

(ii)	ranking in all respects equally without any preference among themselves;

(iii)	ranking in all respects equally with all unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law;

(iv)	ranking ahead of all debts, liabilities or claims expressed by their terms to be subordinated to the Note Holders’ claims with respect to the Interest Bearing Notes; and

(v)	that do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act.
(b)	The Secured Notes are secured obligations of the Company:
(i)	ranking in all respects ahead of all debts, liabilities or claims with respect to the Interest Bearing Notes;

(ii)	ranking in all respects equally without any preference among themselves;

(iii)	ranking in all respects ahead of all unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law;

(iv)	ranking ahead of all debts, liabilities or claims expressed by their terms to be subordinated to the Note Holders’ claims with respect to the Outstanding Moneys; and

(v)	that do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act.
5	Interest

5.1	No interest on Secured Notes

Interest will not accrue or be paid on the Secured Notes.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
5.2	Interest on Interest Bearing Notes
(a)	The Interest Bearing Notes will bear interest which will be calculated at the Interest Rate on the Face Value of each Interest Bearing Note.

(b)	Interest on each Interest Bearing Note will accrue daily on the basis of a 365 day year from the Issue Date until the Interest Bearing Note is redeemed or converted (as the case may be) in accordance with these Terms.

(c)	Interest will be due and payable in arrears on each Payment Date.
5.3	Record date for interest payment

The record date to identify the holders of Interest Bearing Notes in relation to the payment of interest will be 7 days before the Payment Date unless the Listing Rules require otherwise.

6	Redemption

6.1	Redemption on Maturity Date

Subject to the terms of the Trust Deed, the Company cannot redeem and the Note Holders cannot require redemption of any Notes prior to the Maturity Date. As of the Maturity Date the Notes must be redeemed by the Company by payment to the Note Holder of the Face Value of the Notes.

6.2	Redemption on default

On the occurrence of a Default Event, if required by the trustee under the terms of the Trust Deed, the Company must redeem all Notes then on issue by payment to the Note Holder of the Face Value of the Notes together with all accrued but unpaid interest (if applicable) on those Notes on the date of redemption.

7	Conversion
(a)	A Note Holder may elect to convert some or all of their Notes into Shares by giving a Conversion Notice to the Company on any of the following dates (Conversion Date):
(i)	on the first Business Day of each Quarter prior to the Maturity Date;

(ii)	on the Maturity Date; or

(iii)	within 15 Business Days after the date of a Takeover Notice issued by the Company.
(b)	A Note Holder who holds more than 5% of the Notes on issue, may, at any time, elect to convert some or all of their Notes into Shares by giving a Conversion Notice to the Company provided that:
(i)	the Conversion Notice must relate to at least 250,000 Notes; and

(ii)	the Conversion Date will be 7 days after the date of the Conversion Notice.
(c)	The number of Shares that a Note Holder is entitled to receive on conversion of Notes held by it will be determined by dividing the aggregate Face Value of the Notes the subject of the Conversion Notice (expressed in cents) by the Conversion Price (expressed in cents), with any fractional entitlements being rounded down.

(d)	The Conversion Price is the price equal to the lesser of:
(i)	$0.135 per Share; or

(ii)	90% of the VWAP during the 30 Business Days immediately preceding the Conversion Date, rounded to the nearest cent.
(e)	A Conversion Notice given under this clause is irrevocable.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
8	Issue of Shares
(a)	Following receipt of a Conversion Notice, the Company will issue the Shares to which a Note Holder is entitled no later than 14 Business Days after the Conversion Date.

(b)	The Company will procure that a holding statement for the Shares is dispatched to the Note Holder in accordance with the ASTC Settlement Rules.

(c)	The Company will apply for quotation by ASX of the Shares issued on conversion of the Notes within 14 Business Days of the date of the Conversion Date.

(d)	Each Share issued on conversion of a Note will, as from the date of issue, rank equally in all respects with the then issued Shares.
9	Takeover Event

9.1	Occurrence of Takeover Event

The Company will issue a Takeover Notice to Note Holders within 5 Business Days after the occurrence of a Takeover Event.

9.2	Early Conversion Right

Note Holders may, within 15 Business Days of the date of a Takeover Notice issued by the Company under clause 9.1, issue a Conversion Notice.

10	Register of Notes

10.1	Establishing the Register

The Company must keep a Register and enter on the Register:
(a)	the names and addresses of each Note Holder;

(b)	the date of issue or transfer of the Notes;

(c)	the number and class of Notes held by each Note Holder;

(d)	the Face Value of the Notes; and

(e)	as regards Notes no longer on issue, particulars of their redemption by either a Note Holder or the Company or their conversion into Shares.
10.2	Register available for inspection
(a)	The Register must be open at all reasonable times during business hours for the inspection (for any purpose relating to ownership of the Notes) of any Note Holder or its Legal Personal Representatives or any person authorised in writing by it or them.

(b)	On the request and at the expense of any person inspecting the Register, the Company must provide to the person an extract from the Register as soon as practicable after the making of the request.
10.3	Register conclusive

The Register is conclusive as to the identity of Note Holders, the indebtedness of the Company and the nominal value of such indebtedness to the Note Holders.

10.4	More than three joint Note Holders

Subject to the ASTC Settlement Rules, the Company will not be bound to register more than three persons as the joint holders of any Notes.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
10.5	Actions of Joint Note Holders

All of the joint Note Holders in respect of any note, must join in any:
(a)	transfer of the relevant Note;

(b)	application for the replacement of a note certificate which has been lost or destroyed; or

(c)	delivery of a Conversion Notice.
10.6	Property in the Notes

The property in the Notes is to be regarded, for all purposes, as situated at the place where the Register is kept.

10.7	Change of name or address of Note Holders

A Note Holder must promptly notify the Company in writing of any change of name or address or other details, accompanied, in the case of a change of name, by such evidence as the Company may reasonably request and thereupon the Register will be altered accordingly.

10.8	Joint Note Holders, Death, legal disability
(a)	Subject to clauses 10.8(b) and (c), the Company will not, except as ordered by a court of competent jurisdiction or as required by statute, be bound to take notice, or see to the execution, of any trust or equity affecting the ownership of any part of a Note or the rights incidental thereto, and:
(i)	in the case of interest, the receipt by the Note Holder whose name appears on the Register, or by one of such joint Note Holders, of the interest from time to time accruing and due ;

(ii)	in the case of repayment of the Notes, the receipt by the Note Holder whose name appears on the Register, or by one of such joint Note Holders, of the moneys payable; and

(iii)	in the case of a Note Holder electing to convert some or all of their Notes into Shares under clause 7, the issue of Shares to the Note Holder whose name appears on the Register, or to all such joint Note Holders jointly, in accordance with the formula set out in that clause 7, in respect of the Notes which are registered in their name will be a good discharge to the Company notwithstanding any notice it may have, whether express or otherwise, of the right, title or interest of any person to, or in, those Notes or moneys.

(b)	Where a joint Note Holder dies, is placed into liquidation or wound up and the death, liquidation or winding up is notified to the Company, the surviving joint Note Holders will be the only persons recognised by the Company as having any title to, or interest in, the Notes which are or were jointly held.

(c)	The executors and administrators of a deceased Note Holder (not being one of joint Note Holders) will be the only persons recognised by the Company as having any title to, or interest in, its Notes unless and until clause 10.8(c) is given effect to.

(d)	Any person becoming entitled to a Note in consequence of the death, unsoundness of mind, incapacity, bankruptcy or liquidation of any Note Holder or as the survivor of joint Note Holders, may, upon producing such evidence as the Company requires and on compliance with the requirements of law, be registered as the Note Holder.

(e)	Whether in consequence of:
(i)	the death of a Note Holder;

(ii)	the non-payment of any Tax payable by a Note Holder;

(iii)	the non-payment of any stamp or other duty by the Legal Personal Representative of a Note Holder or its estate; or

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
(iv)	any other act, matter or thing,
any law for the time being of Australia, any State or Territory or any other country or place applicable to the relevant Note or such Note Holder imposes or purports to impose any liability of any nature whatsoever on the Company to make any payments to any government or taxation authority, the Company will, in respect of such liability, be indemnified by such Note Holder and its Legal Personal Representative and any moneys paid by the Company in respect of any such liability may be recovered by action from such Note Holder and its Legal Personal Representative as a debt due to the Company and the Company will, in respect of such moneys, have a lien on the Notes in the name of such Note Holder or its Legal Personal Representative and upon the Face Value and interest payable (if applicable) in respect thereof provided that nothing in this clause 10.8(d) prejudices or affects any right or remedy which any such law may confer or purport to confer on the Company.
11	Cancellation of Notes

All Notes repaid, redeemed or converted by the Company will automatically be cancelled.

12	Effect of re-organisation
(a)	Subject to clause 12(b), in the event of a reorganisation of the capital of the Company, the rights of the Note Holders will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital and convertible securities, at the time of the reorganisation.

(b)	Any change to the rights of the Note Holders must:
(i)	have the effect that the Note Holders do not receive a benefit that the holders of Shares do not receive, except as permitted by the Listing Rules; and

(ii)	not have an effect which is materially prejudicial to the interests of Note Holders.
13	Payments to Note Holders

Any Face Value, interest or other money payable in respect of any Notes will be paid by the Company, unless otherwise agreed by the Note Holder and the Company, by deposit into an account with such Australian bank or other financial institution as nominated by the Note Holder or by cheque drawn in favour of the Note Holder and sent by pre-paid post to the address of the Note Holder on the Register.

14	Transfer of Notes

14.1	Forms of transfer

A Note Holder may transfer any Notes held by the Note Holder by:
(a)	a Proper ASTC Transfer or any other method of transferring or dealing in Notes introduced by ASX or operated in accordance with the ASTC Settlement Rules or Listing Rules and, in any such case, recognised under the Corporations Act; or

(b)	a written instrument of transfer in any form approved by either the Directors or the ASX, that is otherwise permitted by law.
14.2	Registration of transfer

A transferor of Notes remains the owner of the Notes transferred until the transfer is registered and the name of the transferee entered in the Register in respect of the Notes, and the transferee of the Notes on being entered on the Register will have all the rights and obligations which the transferor had and all the rights and obligations of a Note Holder under these Terms and the Trust Deed.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
14.3	Directors to register transfers

Subject to clauses 14.4 and 14.5, the Directors will not refuse to register or fail to register or give effect to a transfer of Notes.

14.4	Refusal to register transfers other than Proper ASTC Transfer

The Directors will refuse to register any transfer of Notes (other than a Proper ASTC Transfer) where the Corporations Act or the Listing Rules require the Company to do so, or the transfer is in breach of the Listing Rules.

14.5	Notice of refusal to register
(a)	Where the Directors refuse to register a transfer of Notes under clause 14.4, the Company will give written notice of the refusal and reasons for the refusal to the transferee and the person who lodged the transfer, if not the transferee, within 10 Business Days after the date on which the transfer was lodged with the Company.

(b)	Failure by the Company to give notice under clause 14.5(a) will not invalidate the refusal to register the transfer in any way.
15	Non-resident Note Holders

15.1	Condition Precedent
(a)	Where Notes are held by, or on behalf of, a person resident outside the Commonwealth of Australia, despite anything to the contrary contained in or implied in these Terms, it is a condition precedent to any right of a Note Holder:
(i)	to receive payment of any moneys in respect of those Notes; or

(ii)	to obtain Shares on conversion of any of those Notes,
that all necessary Authorisations (if any) and other statutory requirements which may then be in existence are obtained at the cost of the Note Holder and satisfied.

(b)	The Company is not required to enquire or satisfy itself that all necessary Authorisations have been obtained and satisfied.
16	Deduction of Taxes

If the Company is obliged to make a deduction in respect of Tax from a payment due to a Note Holder, the Company must:
(a)	promptly pay the amount deducted to the appropriate Governmental Agency;

(b)	if requested by the Note Holder, within 30 days after that request, give to that Note Holder a copy of relevant documentation evidencing the payment; and

(c)	pay the Note Holder the net amount of the payment after making the deduction.
17	Notices

Any notice, demand, consent or other communication (a Notice) given or made under these Terms:
(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
(i)	to the Company:

Metal Storm Limited

c/- Computershare Investors Services Pty Limited

GPO Box 523

BRISBANE QLD 4001

(ii)	to the Note Holders:

Address, fax number or e-mail address contained in the Register or as otherwise notified to the registry.

(iii)	will be taken to be duly given or made:
(A)	in the case of delivery in person, when delivered;

(B)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country); and

(C)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error; and

(D)	in the case of e-mail, when the e-mail enters the computer system of the addressee. A record of that time specified on the e-mail transmission message contained in the computer system is conclusive evidence that the addressee received the e-mail in full at the time specified on the e-mail transmission message, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.
18	Waiver and exercise of rights
(a)	A single or partial exercise or waiver by a party of a right relating to these Terms does not prevent any other exercise of that right or the exercise of any other right.

(b)	A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.
19	Remedies cumulative

The rights, powers and remedies provided to a party in these Terms are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.
20	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by these Terms. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
21	Governing law

This document and each Note is governed by the laws of Queensland. Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction there in connection with matters concerning these Terms.

22	Terms binding on parties and successors

These Terms will enure for the benefit of and be binding on the parties and their respective successors and permitted substitutes and assigns and (where applicable) Legal Personal Representatives.

23	Amendments to the Terms

Subject to complying with all applicable laws, the Company may without approval of the Note Holders amend or add to these Terms as permitted by the Trust Deed.

24	Several liability

Except as otherwise provided in these Terms, the rights and obligations of the Note Holders are separate and independent.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
Schedule 1
Conversion Notice

TO:	Metal Storm Limited ACN 064 270 006
(Company)

FROM:

(Note Holder)

SRN/HIN:

The Note Holder hereby gives notice to convert                      (insert number) Secured Notes and/or                      (insert number) Interest Bearing Notes in its name into ordinary shares of the Company, pursuant to the terms of issue of the Convertible Notes(Terms).
The Note Holder applies for such number of fully paid ordinary shares in the capital of the Company as is equal to the number of ordinary shares that the Note Holder is entitled to upon conversion, as calculated in accordance with the Terms.
The Note Holder agrees to accept the ordinary shares issued to it subject to the constitution of the Company.
Capitalised terms used in this document have the meaning given to them in the Terms.
DATED
Execution by individual:

Signed by	)
)
in the presence of:	)

Witness

Name of Witness (print)

Execution by company:

Executed by	)
)
)

)
ACN	)

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms

Execution under power of attorney:

Executed by	)
)
)
)
)
)
by the party’s attorney pursuant to power of	)
attorney dated who states	)
that no notice of revocation of the power of	)
attorney has been received in the presence of:	)

Witness		Attorney

Name of Witness (print)		Name of Attorney (print)
Note
Where the Note Holder is a corporation the notice is to be signed by 2 directors or a director and a company secretary of the corporation or by its authorised attorney(s).
If this notice has been signed by an attorney, the relevant power of attorney, if not already produced to the Company’s registry, must be forwarded with this notice for noting and return.

Metal Storm Limited Election Booklet
Schedule 1 — Amended Terms
Schedule 2
DEFINITION OF ASX VOLUME WEIGHTED AVERAGE PRICE (VWAP) CALCULATION
VWAP = ∑ Trade Value / ∑ Trade Volume
VWAP calculation includes all on-market trades and excludes all off-market trades. Trades without condition codes are included. Trades with condition codes treatment are as follows:

Condition Code	Description	Included	Excluded
AM	ASX Match Facility Trade	✓
BK	Buy Back		✓
BL	Blocked from Transaction Netting	✓
BP	Booking Purposes Only		✓
BV	Book Value Switch		✓
BW	Buy Write		✓
CO	Standard Combination Trade		✓
CT	Combination Trade		✓
DR	Directed Reporting		✓
EC	Exercise of Call		✓
EP	Exercise of Put		✓
LN	Loan		✓
LR	Loan Return		✓
PR	Prompt Re-booking		✓
PS	Prompt Resale		✓
PT	Put Through		✓
ON	Overnight		✓
OS	Overseas		✓
EF	Delivery of Future		✓
FD	Forward Delivery		✓
OD	Overseas Delivery		✓
OR	Overseas Resident		✓
MI	Market Information		✓
SH	Short Trade	✓
SP	Block Special Sale (Special Crossings greater than $1M)		✓
ST	Stabilisation Trade	✓
SX	Special Sale Portfolio		✓
SO	Other Special Sale (ie. Special sales other than ‘SP’, ‘SX’ and ‘SA’)		✓
SA	Special Crossing Sale to complete client order		✓
IB	Index Replicating Special Crossing		✓
VW	VWAP executed trade		✓
XT	Crossed Trade	✓
Trades without condition codes are classified as on-market. Any combination of Condition Codes including one from the excluded list causes the trade to be excluded from VWAP.
Trades taking place under a different basis of quotation from the main market in a stock (ie. special markets) are excluded.
Trades that are subsequently cancelled are excluded from subsequent VWAP calculations except in special circumstances involving the Block trading market.

Metal Storm Limited Election Booklet
Schedule 2 — New Option Terms
Schedule 2
New Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.001 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on the date which is three years from the date of issue of the options (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (f) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

Metal Storm Limited Election Booklet
Schedule 2 — New Option Terms
(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the Secured Note Holder, within 30 days after that request, give to that Secured Note Holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the Secured Note Holder the net number of options after making the payment.

Metal Storm Limited Election Booklet
Schedule 3 — Default events under the Charge
Schedule 3
Default events under the Charge
Definitions
Unless defined below, capitalised terms used in this schedule 3 have the meaning given to them in the Election Booklet.
Business Day has the meaning given in clause 1.1 of the Amended Terms.
Insolvency Event means any of the following:
(a)	a person is or states that the person is unable to pay from the person’s own money all the person’s debts as and when they become due and payable;

(b)	a person is taken or must be presumed to be insolvent or unable to pay the person’s debts under any applicable legislation;

(c)	an application or order is made for the winding up or dissolution or a resolution is passed or any steps are taken to pass a resolution for the winding up or dissolution of a corporation;

(d)	an administrator, provisional liquidator, liquidator or person having a similar or analogous function under the laws of any relevant jurisdiction is appointed in respect of a corporation or any action is taken to appoint any such person and the action is not stayed, withdrawn or dismissed within seven days;

(e)	a controller (as that term is defined in the Corporations Act) is appointed in respect of any property of a corporation;

(f)	a corporation is deregistered under the Corporations Act or notice of its proposed deregistration is given to the corporation;

(g)	a distress, attachment or execution is levied or becomes enforceable against any property of a person;

(h)	a person enters into or takes any action to enter into an arrangement (including a scheme of arrangement or deed of company arrangement), composition or compromise with, or assignment for the benefit of, all or any class of the person’s creditors or members or a moratorium involving any of them;

(i)	a petition for the making of a sequestration order against the estate of a person is presented and the petition is not stayed, withdrawn or dismissed within seven days or a person presents a petition against himself or herself;

(j)	a person presents a declaration of intention under section 54A of the Bankruptcy Act 1966 (Cth); or

(k)	anything analogous to or of a similar effect to anything described above under the law of any relevant jurisdiction occurs in respect of a person.
Material Adverse Effect means a material adverse effect on either:
(a)	the ability of the Company to comply with its obligations under any Transaction Document; or

(b)	the effectiveness, priority or enforceability of any Transaction Document.
Transaction Documents means:
(a)	the Charge;

(b)	each Secured Note;

(c)	any agreement relating to the priority of the Charge;

(d)	the Security Trust Deed;

Metal Storm Limited Election Booklet
Schedule 3 — Default events under the Charge
(e)	the Trust Deed;

(f)	any document which the Trustee and the Company agree is a Transaction Document for the purposes of the Charge;

(g)	any agreement or instrument created under any of them; and

(h)	each document entered into for the purpose of amending, novating, restating or replacing any of them.
Default events under the Charge
A default event under the Charge includes the following events:
(a)	Non-payment: the Company does not pay on the due date any money due for payment by it under a Transaction Document in accordance with the relevant Transaction Document;

(b)	other non-compliance: the Company does not comply with any other obligation under a Transaction Document which would in the opinion of the Trustee have a Material Adverse Effect and, if that default is capable of rectification:
(i)	it is not rectified within five Business Days (or any other longer period agreed by the Trustee) after its occurrence; or

(ii)	the Company does not during that period take all action which, in the Trustee’s opinion, is necessary or desirable to quickly rectify that default;
(c)	untrue warranty: a representation, warranty or statement made or deemed to be made by the Company in a Transaction Document or document contemplated by or relating to a Transaction Document is untrue or misleading in any material respect or a reply to a requisition made by, or on behalf of, the Trustee is untrue or misleading and would in the opinion of the Trustee have Material Adverse Effect;

(d)	void document: a Transaction Document is void, voidable or otherwise unenforceable by the Trustee or is claimed to be so by the Company;

(e)	compliance unlawful: it is unlawful for the Company to comply with any of its obligations under a Transaction Document and that would in the opinion of the Trustee have a Material Adverse Effect or it is claimed to be so by the Company;

(f)	loss of priority: a Security Interest created by or purportedly created by this document does not have or ceases to have the priority which it purports to have under the relevant Transaction Document, or becomes ineffective to secure the payment of the money or compliance with the obligations which it purports to secure, otherwise than by an act of the Trustee;

(g)	Insolvency Event: an Insolvency Event occurs in relation to the Company;

(h)	authorisation ceasing: an authorisation from a government body necessary to enable:
(i)	the Company to comply with its obligations under a Transaction Document or carry on its principal business or activity; or

(ii)	the Trustee to exercise its rights under a Transaction Document, which would in the opinion of the Trustee have a Material Adverse Effect is withheld or ceases to be in full force and effect;

(i)	cessation of business: the Company ceases or threatens to cease to carry on its business or a substantial part of its business;

(j)	enforcement of other Security: a person who holds a security over property of the Company becomes entitled to exercise a right under that security against the property to recover any money the payment of which is secured by that security or enforce any other obligation the compliance with which is secured by it;

Metal Storm Limited Election Booklet
Schedule 3 — Default events under the Charge
(k)	investigation: if the Company is a corporation, an investigation is instituted under the Corporations Act or other legislation into, or an inspector is appointed to investigate, its affairs; and

(l)	environmental claim: a person takes any action, there is a claim or there is a requirement for expenditure or for cessation or alteration of activity under an environmental law which, in the opinion of the Trustee, may have a Material Adverse Effect or a circumstance arises which, in the opinion of the Trustee, may give rise to any such action, claim or requirement.
In addition to the events listed above, a default event under the Charge also includes events that are defined as Events of Default in the Trust Deed. The Events of Default include each of the following (whether or not caused by anything outside the control of the Company):
(a)	if the Company fails to pay:
(i)	principal in respect of any Note within 5 Business Days after it becomes due and payable; or

(ii)	interest or any other amount in respect of any Note within 5 Business Days after it becomes due and payable;
(b)	any other monetary obligation of the Company in an amount equal to or greater than $150,000 to any person, whether actual, contingent or otherwise:
(i)	is not satisfied on time; or

(ii)	becomes due and payable or can be rendered due and payable before its stated date of maturity other than due to a voluntary prepayment;
(c)	if the Company, without the prior approval of Note Holders by way of ordinary resolution, pays a dividend or distribution to Shareholders;

(d)	if, without the prior approval of Note Holders by way of ordinary resolution, a takeover event which negatively affects the Company’s ability to meet its obligations under the Amended Terms occurs;

(e)	if certain material contracts are breached, terminated or found to be void or voidable;

(f)	if any member of the Group fails to obtain or preserve any and all authorisations, licences, leases or intellectual property which are material to the Group’s business operations;

(g)	if any member of the Group engages in or otherwise becomes a party to or the subject of any litigation, dispute or challenge in relation to any intellectual property, licenses or leases which is, or potentially is, materially adverse to the Group’s business operations;

(h)	if, without the prior written consent of the Trustee, such consent not to be unreasonably withheld or delayed, the Company assigns, transfers or parts with possession of a substantial part of its undertaking or assets representing by value 50% or more of:
(i)	consolidated equity interests as defined in the Listing Rules;

(ii)	consolidated assets; or

(iii)	consolidated operating revenue,
otherwise than in the ordinary course of its business or as permitted under the Listing Rules;

(i)	if an application is made to a court for the appointment of a liquidator (other than in relation to an amalgamation, reconstruction or similar purpose affecting the Company) or official manager or administrator of the Company and is not withdrawn within 14 days after the date on which it is made;

(j)	if the Group ceases to carry on business;

(k)	if either:
(i)	a receiver or a receiver and manager, is appointed in respect of; or

Metal Storm Limited Election Booklet
Schedule 3 — Default events under the Charge
(ii)	any person holding an encumbrance:
(A)	takes possession of; or

(B)	enforces its encumbrance against,
the assets of the Company or any part thereof the value of which exceeds the $150,000;
(l)	if any distress or execution in excess of $150,000 is levied or enforced upon or against the assets of the Company and is not satisfied within 30 days or such longer period as the Trustee may allow;

(m)	if any member of the Group becomes unable to pay its debts as they fall due or, without the prior consent of the Trustee, enters into any arrangement or composition with its creditors or any class thereof;

(n)	a meeting is called by any member of the Group to consider a winding up resolution without the consent of the Trustee;

(o)	any member of the Group suspends payments of its debts generally;

(p)	if any member of the Group enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, its creditors or any class of them;

(q)	an application (which is not vexatious or frivolous) or order is made for the winding up or dissolution of any member of the Group or a resolution is passed or any steps are taken to pass a resolution (which is not vexatious or frivolous) for the winding up or dissolution of any member of the Group other than for the purpose of an amalgamation or reconstruction which has the prior written consent of the Trustee;

(r)	if:
(i)	the Company has contravened its obligations to the Trustee or Note Holders under the Trust Deed or the Amended Terms or fails or neglects to carry out its duties;

(ii)	the Trustee is of the reasonable opinion that such contravention, failure or neglect is prejudicial to, or adversely affects, those Note Holders; and

(iii)	within such period as is specified by the Trustee in a notice to the Company, such contravention, failure or neglect has not been remedied;
(s)	if the Company, within 30 days of a demand being made by the Trustee, fails to carry out or comply in a material respect with:
(i)	any material undertaking given to; or

(ii)	any material condition (except a condition contained in the Trust Deed) imposed in respect of any consent given, or the exercise of any power or discretion, by, the Trustee in its capacity as Trustee under the Trust Deed;

(t)	if a judgment in excess of $150,000 is entered against the Company and the amount is not paid within 20 Business Days of the date for payment of the judgment or such other time as a court allows, or in the event of an unsuccessful appeal against the judgment, the amount is not paid within 20 Business Days of the conclusion of the appeal or such other time as a court allows;

(u)	if the Company fails to cause the conversion of any Note in accordance with the Amended Terms and fails to remedy that failure within 15 Business Days of the obligation to convert arising;

(v)	a material provision of the Trust Deed is or becomes wholly or partly void, voidable or unenforceable or is claimed to be so by a person other than the Note Holders;

(w)	an event, circumstance or omission or series of events circumstances or omissions (whether related or not) occurs or takes place which, in the opinion of Note Holders (by way of ordinary resolution and acting reasonably) has or will have a material adverse effect on the ability of the company to meet its obligations to Note Holders;

Metal Storm Limited Election Booklet
Schedule 3 — Default events under the Charge
(x)	if the Company without the prior consent in writing of the Trustee, such consent not to be unreasonably withheld or delayed:
(i)	reduces or attempts to reduce capital, other than by way of a buy-back of the Company’s shares made in accordance with the Corporations Act and as permitted by the Company’s constitution; or

(ii)	passes or attempts to pass a resolution pursuant to the Corporations Act that any proportion of its share capital which has not already been called up shall not be capable of being called up or calls a meeting of members to consider the passing of such resolution; and
(y)	if the Company is delisted or its securities are suspended for a period of at least 15 consecutive Business Days by ASX.

Metal Storm Limited Election Booklet
Corporate Directory
Corporate Directory
Directors
Mr Terry J O’Dwyer — Non Executive Chairman
Dr Lee Finniear — Chief Executive Officer
Mr John R Nicholls — Non-Executive Director
Mr Trevor Tappenden — Non-Executive Director
Registered Office
Building 4, 848 Boundary Road
Richlands QLD 4077
Australia
Tel:       +61 7 3123 4700
Fax:       +61 7 3217 0811
email:     msau@metalstorm.com
website: www.metalstorm.com
Principal Place of Business in the USA
Suite 810, 4350 N Fairfax Drive
Arlington VA 22203
United States of America
Ph:       +1 703 248 8218
Fax:      +1 703 248 8263
Auditor
PricewaterhouseCoopers
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Lawyers
Corrs Chambers Westgarth
Level 35, Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Australia
Security Registry
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
Brisbane QLD 4000
Australia

METAL STORM LIMITED ACN 064 270 006 Metal Storm Dispatches Election Booklet and Prospectus to Convertible Note Holders
Brisbane, Australia — 17 August 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited advises, pursuant to Listing Rule 3.17, that the Election Booklet and Prospectus, released to the market on 12 August 2009, will be dispatched to convertible note holders (“note holders”) today.
The timetable in the Election Booklet and Prospectus provided for mailing to note holders on Friday 14 August, however due to unforeseen circumstances dispatch on this date was not possible.
Accordingly, the timetable has been amended so that the date of dispatch of the Election Booklet and Prospectus is now 17 August 2009. In all other respects the timetable remains unchanged.
-ends-
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Mr Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 17, 2009	By: Name:	/s/ Peter Wetzig Peter Wetzig
	Title:	Company Secretary